Peoples First, Inc.



Annual Report 2001

SUMMARY OF SELECTED FINANCIAL DATA

(In Thousands, Except Per Share Data)

Years ended December 31,	2001	2000	1999	1998	1997
INCOME STATEMENT DATA:					
Net interest income	$ 14,363	$ 13,951	$ 12,819	$ 11,869	$ 10,951
Provision for loan losses	330	465	451	685	787
Non-interest income	4,107	3,242	2,249	1,720	1,509
Non-interest expense	12,434	11,101	8,746	7,511	6,371
Income before Income Taxes	5,706	5,627	5,871	5,393	5,302
Income tax expense	1,470	1,565	1,704	1,606	1,650
Net Income	$ 4,236	$ 4,062	$ 4,167	$ 3,787	$ 3,652
BALANCE SHEET DATA (PERIOD END):					
Total assets	$ 361,349	$ 337,643	$ 292,508	$ 265,472	$ 219,784
Loans (net)	247,990	221,862	204,244	169,783	145,326
Investments - held-to-maturity	2,845	2,929	3,330	3,790	5,545
Investments - available-for-sale	66,699	48,746	43,861	45,017	35,149
Federal funds sold	9,429	18,015	1,095	13,909	12,900
Deposits	282,462	267,088	231,229	213,698	182,946
Long term debt	24,349	19,756	16,110	9,919	—
Stockholders' equity	43,642	41,204	38,179	36,052	33,089
PER SHARE DATA:					
Basic earnings	$ 1.40	$ 1.33	$ 1.39	$ 1.26	$ 1.22
Cash dividends declared	0.49	0.46	0.42	0.37	0.33
Book value	14.56	13.55	12.74	12.03	11.04
Weighted average common shares outstanding	3,022	3,052	2,996	2,996	2,996
SELECTED RATIOS:					
Return on average assets	1.23%	1.30%	1.50%	1.56%	1.79%
Return on average stockholders' equity	9.78%	10.19%	11.17%	10.93%	11.47%
Average equity to average assets	12.61%	12.79%	13.42%	14.31%	15.58%
Allowance for loan losses to total loans at end of period	1.66%	1.74%	1.61%	1.72%	1.64%
Dividend payout ratio	34.89%	34.39%	30.20%	29.51%	26.85%

To Our Shareholders, Our Employees, Our Customers and Our Community,



L to R: **Howard M. Mannheim**, *Chief Operating Officer*, **George C. Mason**, *Chairman of the Board*, **Hugh J. Garchinsky**, *CEO & President*

Our approach for the annual report this year truly reflects the fact that at Peoples First we work for and with many groups. Balancing the interests of multiple constituencies doesn't make us unique, as many organizations claim to follow such a path. What does make Peoples First unique is the constancy of our commitment to this journey. We strive to manage the right balance on a day-to-day basis.

While each year is challenging, 2001 seemed especially so. The year began with a stagnant economy and saw a clear determination on the part of the Federal Open Market Committee to help revive it by lowering interest rates throughout the year. Banking regulators require us to "shock" our financial statements by simulating the effects of a 200 basis point change in rates. Indeed, "shocking" would be a good way to describe the very real 475 basis point decline in rates that we faced. The interest rate on Federal Funds dropped from 6.5% at the beginning of the year to 1.75% by its end. This decrease had a significant impact on our gross revenues, as we maintained about 6% of our earning assets in Federal Funds and another 17% in variable rate loans. We were able to successfully manage our financial picture through this unexpected scenario, as evidenced by our net interest margin, which decreased by only 5 basis points from December 2000 to December 2001. This rapid decline in interest rates required tough decisions. Those individuals on fixed incomes who rely on their interest earnings often saw them cut by almost half. On the other hand, borrowers were pleased to see the plunge in interest costs. Considering our balanced pursuit of objectives, we feel that Peoples First managed quite well. Thanks go to the employees of Peoples First for meeting this challenge.

Balancing the interests of multiple constituencies doesn't make us unique, as many organizations claim to follow such a path. What does make Peoples First unique is the constancy of our commitment to this journey.

We all remember and mourn the tragedy that we have come to call 9-11. We closed our offices a few hours early that day, as we all needed to be home near our families and friends. While our communities were spared the immediate consequences of a "direct hit" on 9-11, we felt deeply in our hearts for the victims and their families. Our spirits were buoyed by the bravery and determination of the men and women who were working so hard to recover from this attack and to prevent further acts of terrorism.

For our part, we were able to cope with what was in front of us. The Federal Reserve flooded the money markets with cash in the week following 9-11. Within days, our overnight investments were yielding only a fraction of what they had on September 10. Fortunately, the markets returned to some semblance of normalcy quickly. But we continue to see the broader, adverse effects of 9-11 on the national and regional economies.

vid Acox Jay Andress Sonia Andress Michelle Arnold Christy Arnold JoAnne Arrowood Ila Barlow Amy Beckenstrater Lisa Blevins Kathy Book Vibeke Borham Marie Brady Amanda Brashears Edward Campbell

In the midst of the economic and world events, Peoples First took some important new steps for our future. We added to our distribution channels (both electronic and traditional bricks and mortar), streamlined some processes to become more efficient, added new customers in new markets, introduced new training programs, and strengthened our customer service culture. We commend all of our employees for achieving all that they did in a very difficult and demanding environment. On the pages of this and future annual reports, you will see the names of all of our staff in appreciation of their efforts.

Peoples First is a comparatively small organization in a much larger world. We like it that way. While we will continue to grow and adapt to changes in the world, we will strive to retain the good qualities that fit with our size. We are truly blessed to be in a great market in a great country. We play but a small role in it. But it is a very good role. Peoples First, Inc. earned $4,236,000 or $1.40 per share in 2001. These numbers reflect an increase of 4.3% from earnings of $4,062,000 or $1.33 per share in 2000. Included in this report are full details about our record results for the year.

In closing, we want to acknowledge the many contributions that Clyde Cameron has made to our organization over the past twenty-three years. Clyde retired from the Board of Directors effective December 31, 2001, and we will truly miss his leadership, counsel, and tireless support of our organization. We welcome to our Board David R. Wilmerding, Jr., Chairman of Wilmerding & Associates, a wholly owned subsidiary of The Peoples Bank of Oxford.

Thank you for your continued support.

Sincerely,

George C. Mason
Chairman of the Board

Hugh J. Garchinsky
CEO & President

Howard M. Mannheim
Chief Operating Officer

Board of Directors of Peoples First, Inc.

George C. Mason
Chairman of the Board

Carl R. Fretz
Vice Chairman & Corporate Secretary

Hugh J. Garchinsky
CEO & President,
The Peoples Bank of Oxford

Ben S. Beiler
President, Beiler Enterprises, Inc.

Arthur A. Bernardon
President,
Bernardon Haber Holloway Architects PC

Ross B. Cameron, Jr.,
Principal Owner, Sea Y LLC

Emidio Frezzo, Jr.
President, Emidio Frezzo, Jr., Inc.

David R. Wilmerding, Jr.
Chairman, Wilmerding & Associates, Inc.

Rachel Carlson Kristen Carter Hiromi Cawley Netta Chapman Barbara Cloud Chuck Cole Tia Coleman Deborah Cox Theodore Cregger Katherine Cumbaa Mick Cummings Bonnie D'Antonio James Davidson Joy L

Peoples First, Inc. – Building Our Foundation

The following graphs are provided to give you a brief, visual review of Peoples' progress over the past 5 years. The graphs indicate that Peoples has achieved consistent and steady improvement in a number of measurements. This performance is a reflection of our commitment to a balanced, efficient, and sound approach to providing financial services as well as the effective teamwork of our staff.

Deposits *(in Millions)*


2001
2000
1999
1998
1997
$0
$50
$100
$150
$200
$250
$300

Net Loans *(in Millions)*


2001
2000
1999
1998
1997
$0
$50
$100
$150
$200
$250

Stockholders' Equity *(in Millions)*


2001
2000
1999
1998
1997
$0
$10
$15
$20
$25
$30
$35
$40
$45

Basic Earnings Per Share


2001
2000
1999
1998
1997
0
$1.00
$1.10
$1.20
$1.30
$1.40

ry Davis Joan Davis Kathy DeCamillo Irmgard Devon Rebekah Dixon Marie Dougherty Cathy Doughty Santina Doyle Pamela Draper Norma Dunn Juanita Dyer Sara Edwards Lisa Ellis Rene Farrow Jodi Farrow Lisa Fitz-Gerald

Our Year As A Company

As we reflect back on the year 2001, many significant events took place that continued to fortify The Peoples Bank of Oxford's position in the market as a high quality, dependable financial services organization. We attribute our success to the on-going dedication and commitment of our employees, the convenience of our growing network of branches, and the selection and quality of the products and services we offer. Collectively all of these have contributed to making us a stronger and more united organization.

Most of us will not be able to reflect on the year 2001 without remembering the tragic events of September 11. This catastrophe required us to call upon our strength as individuals, communities and a nation. Although our employees have always exhibited inherent pride in being part of the Peoples team, the September 11 tragedy resulted in our staff taking even more pride in our bank as well as our country. Our employees' dedication turned outward as they distributed American flags and served our customers with a heightened level of care, conscientiousness and friendliness.

It is our goal to provide diverse banking products and services to our customers.

2001 saw many new initiatives including the introduction of an employee development program, "Peoples Pride", opening of branch offices in Rising Sun, Maryland and Kennett Square, Pennsylvania, the expansion of our Oxford South facility into a full-service branch, the enhancement of our On-Line Banking program, the growth of our INVEST and Trust businesses, and the creation of new Sales Manager positions to enhance customer relationships.

For close to 90 years, Peoples Bank has been a landmark in the banking industry in the southern Chester County, southern Lancaster County, Pennsylvania and northern Cecil County, Maryland communities. We offer traditional deposit and loan products, investment and trust services, and, recently, added alternative account access options for our retail and business customers. It is our goal to provide diverse banking products and services to our customers. We continue to look for opportunities to expand our product line as well as offer convenient ways for customers to access account information. Our goal is to increase profitability through the expansion and refinement of products and services, as well as by streamlining our operations and expenses.

Additionally, Peoples Bank will continue to research opportunities for expansion into nearby communities. It is our mission to be the "bank of choice" for individuals, families and businesses in the communities we serve.

We are pleased with the progress the bank experienced over the last year, and we look forward to a future that is indeed promising and full of exciting opportunities.

Jennifer Forsberg Laurie Fowler Kristen Frampton Jane Freeman Carl Fretz Daniel Gallagher Andrew Garchinsky Hugh Garchinsky Adonia Garvin Nancy Garzia Michelle Gazdik Brenda Gilbert Lisa Gillen Kathy

Our Commitment To Our Community

At 8:47 a.m. on Tuesday, September 11 the world ceased to follow its daily routine. We watched in stunned horror as life as we knew it was changed forever. September 11 marked a day in history we will never forget.



Raising the American flag at the Operations Center

September 11, 2001

As a long-standing, caring member of the community it was essential that Peoples Bank show our support to our nation, as well as show our sincerity and sorrow regarding the September 11 tragedy.

As a long-standing, caring member of the community, it was essential for Peoples Bank to show our support to our nation, as well as our sincerity and sorrow regarding the September 11 tragedy. After the attack on America, Peoples Bank reacted immediately. As a result of a suggestion made by Cecilia Russell, Assistant Vice President and Auditor, Peoples Bank distributed hand-held American flags to our customers beginning the morning of September 12. Our customers were deeply touched and appreciative of our initiative.

To further demonstrate our American spirit, flagpoles were erected at every Peoples Bank branch. This gesture showed our pride in being Americans and the dedication Peoples Bank feels toward our country. Every day, American flags fly proudly for our employees and our customers to see.

At the bank's new Operation Center, a 30-foot flagpole was installed. The 22,500 square-foot facility, which opened in August 2000, was the ideal location to hold a dedication ceremony. On September 20, 2001, at 8:00 a.m., two veterans and members of the Peoples Bank team, raised the flag while bank employees looked on with pride.

Peoples Bank donated funds to community and country

There was a sense of urgency to help the victims' families of the September 11 tragedy, and to lend a helping hand to worthy causes in our communities. Therefore, in early November, the employees of Peoples Bank decided to dedicate the money, that otherwise would have gone to fund a holiday party, to a combination of charities. The feeling of bank employees was that by donating the money, we were helping people pay their bills, feed their families and have a good start for the New Year. It was our intention to capture the genuine spirit of giving, and feel good about the individuals we helped.

As a result, 75% of the funds were sent to charitable institutions in the communities served by Peoples Bank, including Mission Santa Maria in Avondale, the Kennett

sica Greene Dave Greene Lisa Groff Jason Grube Scott Gundaker Richard Hannum Kimberly Harrington Deborah Hayworth Diane Hill Barbara Hill Linda Hook Susie Householder Christina Hughes Kristin Hughes

Community Food Cupboard, the Oxford Neighborhood Services Center, the Solanco Community Action Program and the Ray of Hope Mission in Rising Sun, Maryland, where our newest branch officially opened on December 26, 2001. The remaining 25% was donated to the New York City and Afghanistan relief funds.

Looking forward, Peoples Bank will to continue to give generously of our time and resources for the betterment of those who live in the communities we serve.

Our Growth As An Organization

As a community-based financial services organization we continue to deliver high quality service to our customers. We competitively price our products, and focus on providing many value-added benefits and personalized customer service. In order to grow our business it is imperative that our customers are satisfied and happy with the services we provide. We will continue to offer them the financial products and services they need, as well as focus on ways to enhance their relationship with the bank. To help us achieve this, we have initiated a program to better develop and train our employees. We believe that the growth and development of our staff will put us another step closer to being the best customer service organization in our market.



Back, L to R: Chuck Cole, Samantha Mason-McComb, Linda Hook, Hugh Garchinsky. Front, L to R: Alaina Jennin Lisa Blevins, Debbie Sampson

The introduction of "Peoples Pride"

In September, we introduced our employee development program called "Peoples Pride." This program's mission is to ensure that all bank employees understand the core business goals of the organization, the products we offer, and the high level of customer service that is expected. It is essential that all employees realize our standards of excellence, our expectations, and our accountability measures. We believe that as these goals and guidelines are learned and implemented we will achieve an even greater level of customer satisfaction.

Welcoming new employees

Peoples Bank established the first Tuesday of every month as "New Employee Orientation Day." At this time, new employees are officially welcomed to the Peoples Bank Team. This program provides new team members the opportunity to understand the bank's philosophy, goals, and how each employee fits into the bank's overall strategic plan.

In recognition of this program, blue polo shirts bearing the "Peoples Pride" logo were distributed to every employee. All bank employees are asked to wear their "Peoples Pride" shirts on the first Tuesday of every month to show support for their new co-workers. This gesture reinforces that all employees understand the significance of the program, and that all employees are working for the good of our customers and each other.

Internal teams flourished

In 2001, Peoples Bank's Human Resources Advisory Team, which is responsible for reviewing and making recommendations and improvements to the company's human resources policies, developed a leave of absence policy for employees, revised the job posting policy and conducted a bank-wide employee satisfaction survey. This team is responsible for keeping the pulse on employee satisfaction, and if there are issues to be resolved, they make recommendations for solutions. The most recent employee survey will be used as a guide for improvements in 2002.

Additionally, two other employee-based teams made strides. The Quality Service Advisory Team, which focuses on improving the quality of our customer service both internally and externally, worked on devising standards for excellence in customer service. They plan to have these standards implemented in 2002. The Community Development Advisory Team, which focuses on making decisions regarding the bank's charitable contributions and community development efforts, decided on a focus for its contributions. The team has elected to target its primary support toward local economic development with a secondary emphasis on education and affordable housing.

In 2001, these committees made significant advances by enhancing and integrating policies and guidelines, initiating higher standards for customer service and donating time, effort and resources to worthy community causes. All three teams are critical to the growth and success of the bank. The satisfaction of our employees, customers and the community will determine our level of success.

This bank has built its success on the development of long-lasting customer relationships.

This bank has built its success on the development of long-lasting customer relationships. The involvement of employees from all levels of the organization is a demonstration of management's desire to promote ownership and pride among employees of the bank. That philosophy has carried us far. We will continue on the same path, always striving to improve and refine our methods and, in the end, delivering the right products and services to our customers with integrity, warmth and pride.

Our Progress With Products And Services

Providing high quality, value-added services to our customers is an area we continue to enhance. The "Peoples Pride" program has helped us refine our internal culture and has positively impacted our customer's level of satisfaction. Through research and surveys, the bank identifies what customers want and expect in terms

illy Lewis Jennifer Lloyd Mackey Lloyd Jacob Lusby Rebecca MacLean Howard Mannheim Lorelei Marini George Mason Samantha Mason-McComb Amanda May Christine McCaffrey Janet McCartan Tammy McIvor of financial products, delivery channels and customer service. Based on those findings we are taking measures to develop our financial products and service offerings and continue to look for ways to increase the appeal and availability of our services to the market.



Althouse Transportation, Inc.
L to R: John, Scott and Larry Althouse owners, with Richard Hannum, Peoples Bank of Oxford, VP and Business Relationship Manager

Business On-Line Banking program grew

A prime example of how we have increased availability and access to account information is our On-Line Banking for Businesses program. Introduced in July, the program offers business customers the opportunity to bank 24 hours a day, seven days a week. Over the last six months, this program has gained sophistication with the addition of new features, resulting in more customers utilizing this service. Initially the service offered the option to view account balances and current transactions, transfer money between accounts, pay bills and export account history to finance software. In December, the program was expanded to include the introduction of services such as payroll, collections, ACH payments and receipts and on-site supervisory management control features. We piloted the program with several business customers. During the early months of the program's inception we were able to develop the service into a simple and easy-to-use business tool. As a result, the bank's 12-month goal was exceeded within six months of the program's launch, with more customers signing up everyday. With the addition of our On-Line Banking for Businesses program, we believe Peoples Bank continues to remain competitive with other banks in the community.

Our Sales Managers will strengthen our working relationships with our business customers, and help generate additional new business.

As always, we continue to review and research additional product and service ideas and are looking forward to enhancements in 2002.

New Sales Manager positions created to enhance customer relationships

In order to stay competitive in our market, Peoples Bank focused on enriching and cultivating the relationships we have with our business customers. This past year, we created the Sales Manager position. The new position was created to help us enhance customer relationships. Our Sales Managers will strengthen our working relationships with our business customers, and help generate additional new business.

To fully cover our markets, two divisions were created. Lisa Groff and Melanie Shaner, both seasoned branch managers for the bank, were promoted to these positions. Lisa handles the Oxford, Oxford South and Rising Sun markets while Melanie covers the Longwood, West Kennett, Avon Grove and Jennersville markets. Over the last couple of months, our Sales Managers have focused on building relationships with current

Rob McKnight Holly Mendenhall Linda Mertz Courtney Messick Donna Miller Jennifer Miller Natosha Montgomery Deborah Morgan Janell Morgan Joan Myers Kimberly Myers Barbara Nelson Jennifer Oldaker Cheryl Overs customers to ensure their needs are being met. They regularly meet with prospective customers to assess their product and service needs and recommend solutions. Additionally, they assist in enhancing the bank's image in the community by representing Peoples Bank at civic and community events.

Ensuring delivery of service

In 2001, two operational enhancements were implemented to further our growth. In October we upgraded our telephone system. With our new system, calls are automatically transferred from the branch offices to our Direct Banking Unit, after three rings. Our Direct Banking Unit personnel specialize in assisting customers over the phone, and ensure that the customer gets the information and service they need. The implementation of this new system represents our on-going commitment to deliver high quality personalized service. Additionally, in the operations and technology area, we developed a computer support service called the "Help Desk". We hired Santina Doyle, Computer Support Specialist, to work with and solve employee computer and technology problems. This support helps to ensure that employees can deliver a high level of service to our customers with minimal interruption. This is an example of how important it is to work together as team to meet the needs of our customers, and how at Peoples Bank, every employee plays a role in the success of our organization.

This is an example of how important it is to work together as team to meet the needs of our customers, and how at Peoples Bank, every employee plays a role in the success of our organization.

INVEST and Trust businesses made significant strides

Approximately one and a half years ago, Peoples Bank initiated an employee incentive program to support both the Trust and INVEST areas.

In 2001, the number of bank customers introduced to the capabilities of the Trust Department grew significantly. In spite of a substantial downturn in the market, the increase in referrals to the Trust Department helped it to maintain its asset size. Our Trust professionals have many years of education and the expertise to offer clients and prospects investment management and support services. This service, along with the investment expertise of our subsidiary Wilmerding & Associates, Inc., expands our capability of offering a well-rounded wealth management services package to clients. The active participation of our employees in educational sessions with our Trust Officer, Jim Davidson, and in the incentive program has helped us achieve our goals. We look forward to continued growth, and believe that the ongoing education and development of our employees will help us build this line of business.

Despite a challenging year in the stock market, our INVEST Program continued to grow. We saw a significant increase in referrals resulting in a greater than 10% growth in fee income. We also experienced new victories among small business customers. We were awarded several 401K accounts and multiple small business retirement programs. Our goal is to continue to be a preferred provider of financial retirement programs and investments. To support the program we held INVEST information days at various

Imelinda Pagan Robin Perry Melody Peterson David Petty Linda Pierson Sandra Poole Stephanie Prewitt Ronnie Prewitt Flossie Prewitt Celeste Price Barbara Pryor Susan Reeves Susan Reynolds Bonnie Rhodes Chip Roten branch locations last year. This gave us the opportunity to present our alternative investment capabilities to customers and prospects, and proved to be a successful source of new business. With the support of the Peoples Bank team, Ed Kurtz, INVEST Representative, was recognized by INVEST Financial Corporation for being in the top ten in total mutual funds sales for 2001.

Our Expansion Into New Markets

In the year 2001, Peoples Bank opened two new branches and expanded one location into a full-service branch.

Crossing state lines

Research and demographic studies indicated that Rising Sun, Maryland was a natural extension of the market we currently serve, and the next logical location for a Peoples Bank branch.

Peoples Bank has been serving Rising Sun and the surrounding Maryland communities for many years with its two locations in Oxford. Research and demographic studies indicated that Rising Sun, Maryland was a natural extension of the market we currently serve, and the next logical location for a Peoples Bank branch. It was an exciting step for the bank to cross over state lines and to serve this growing community. This location marked the bank's first full-service branch outside of Chester County, Pennsylvania. Located at 5 Maple Heights Lane, just off of Rt. 273, our Rising Sun branch officially opened on December 26, 2001.



Ground-breaking ceremony for the Rising Sun branch
Back L to R: Barry Montgomery, Carl Fretz, James Ament, Ross Cameron, Hugh Garchinsky, Les Johnson, Jim Kyte. Front L to R: Barbara Cloud, George Mason, Lisa Groff, Sallie Teague, Donna Miller

A Peoples Bank task force worked diligently to help the Rising Sun branch come to fruition. Contributions from all areas including Facilities, Purchasing, Branch Administration, Marketing, Deposit Administration, Loan Administration, and Human Resources aided in the success of the branch's construction and opening. We are pleased to now offer this community a full-service location with all of our traditional banking conveniences including the expertise of branch staff, business relationship managers and trust and investment professionals.

West Kennett Branch opened and Oxford South Branch expanded

In January 2001, our West Kennett branch officially opened its doors to meet the needs of our current and prospective customers who reside on the western side of Kennett Square and its surrounding communities. Since its opening, we've observed continued growth in deposits and loans.

Due to the development of new housing and the increasing population in Oxford, our Oxford South location was expanded to a full-service branch. This expansion will

 Donnie Ruffatt Cecilia Russell Barbara Russo Deborah Sampson Stacey Sampson Deborah Schuler Melanie Shaner Ann Shaw Keith Silfee Carol Slaybaugh Sherry Smack Emerson Smith Kimberly Smith Deborah Speakr help us to better meet the demands of our customers in the Oxford market. We look forward to continued growth.

Our Future

Going forward, we will continue to focus on our mission to assist people, small businesses, farms and other organizations in achieving their financial goals and objectives by providing high quality financial information, services and products. We continually strive to be the best customer service organization in our market by expanding our resources, working efficiently, and delivering exceptional service to our customers.

ıdrew Stanley Nancy Stearns Juanita Stemple Gail Strohmaier David Strohmaier Marvin Temple April Tipton Danielle Twyman Diana Urbine Anne Vattilano Jane Weaver R. Teresa Wilson Hazel Windle Alice Witmer Howard Young

Executive Management of Peoples First, Inc.

George C. Mason, *Chairman & Director*
Hugh J. Garchinsky, *CEO & President*
Carl R. Fretz, *Corporate Secretary*
Susan H. Reeves, *Chief Financial Officer*

Corporate Profile

On July 27, 2000, Peoples First, Inc., a Pennsylvania business corporation, completed the reorganization of The Peoples Bank of Oxford into the holding company form of ownership. In the reorganization, The Peoples Bank of Oxford became a wholly owned banking subsidiary of Peoples First, Inc. Peoples First, Inc. is headquartered in Oxford, Pennsylvania and is subject to regulation of the Federal Reserve Bank.

The Peoples Bank of Oxford is a state-chartered commercial banking institution that was incorporated under the laws of the Commonwealth of Pennsylvania, on December 19, 1913. The Bank's deposits are insured by the Federal Deposit Insurance Corporation. The Bank has eight offices and eight automated teller machines. These offices serve a predominately rural agricultural area, which includes southern Chester County, Pennsylvania and to a lesser extent southern Lancaster County, Pennsylvania and northern Cecil County, Maryland. In December 2001, the Bank opened its first branch in Maryland to better serve the northern Cecil County area. The Bank primarily serves individuals and small to medium sized farms and businesses, and offers a broad range of retail and commercial banking, investment and trust services.

On April 10, 2000, Wilmerding & Associates, Inc., located in Rosemont, Pennsylvania, became a wholly owned subsidiary of The Peoples Bank of Oxford. Wilmerding & Associates, Inc. is a registered investment advisor, providing counsel to individual, fiduciary and institutional clients.

Further information on Peoples deposits and loans can be found in the Management's Discussion and Analysis of Financial Condition and Results of Operations section of this report.

Executive Management of The Peoples Bank of Oxford
Hugh J. Garchinsky, *CEO & President*
Howard M. Mannheim, *COO & Support Services*
David H. Acox, Jr, *Trust Services*
Jay L. Andress, *Operations*
Gary R. Davis, *Senior Loan Officer*
Scott W. Gundaker, *Retail Services*
Susan H. Reeves, *CFO & Cashier*

Business Relationship Managers
Daniel P. Gallagher
Richard F. Hannum
William J. Lattanzio
Elaine D. Leggett
Charles L. Roten
Keith M. Silfee

Community Office Managers
Michelle L. Arnold
JoAnne C. Arrowood
Jodi Farrow
Laurie H. Fowler
Samantha J. Mason-McComb
Donna L. Miller
Carolyn J. Slaybaugh

Sales Managers
Lisa A. Groff
Melanie C. Dobbins

Administrative & Support Managers
Barbara C. Cloud
Catherine R. Doughty
Lisa E. Ellis
Kristen L. Frampton
Diane Hill
Daria W. Kreider
Cecilia L. Russell
Nancy L. Stearns

Trust and Investment Officers
James B. Davidson
Barbara P. Hill

Residential Real Estate Lenders
Edward Campbell
Courtney M. Messick
Robin H. Perry

Executive Management of Wilmerding & Associates, Inc.
David R. Wilmerding, Jr., *Chairn*
Joseph E. Vardaro, *CEO & Presid*

Peoples First, Inc.

2001 Financial Information

2001 FINANCIAL INFORMATION

Table of Contents

Summary of Selected Financial Data....2

Management's Discussion and Analysis of Financial Condition and Results of Operations....3

Independent Auditor's Report....20

Consolidated Balance Sheets....21

Consolidated Statements of Income....22

Consolidated Statements of Stockholders' Equity....23

Consolidated Statements of Cash Flows....24

Notes to Consolidated Financial Statements....25

SUMMARY OF SELECTED FINANCIAL DATA

	Years Ended December 31,				
	2001	2000	1999	1998	1997
	(In Thousands, Except Per Share Data)				
INCOME STATEMENT DATA:					
Net interest income	$ 14,363	$ 13,951	$ 12,819	$ 11,869	$ 10,951
Provision for loan losses	330	465	451	685	787
Non-interest income	4,107	3,242	2,249	1,720	1,509
Non-interest expense	12,434	11,101	8,746	7,511	6,371
Income before income taxes	5,706	5,627	5,871	5,393	5,302
Income tax expense	1,470	1,565	1,704	1,606	1,650
Net income	$ 4,236	$ 4,062	$ 4,167	$ 3,787	$ 3,652
BALANCE SHEET DATA (PERIOD END):					
Total assets	$ 361,349	$ 337,643	$ 292,508	$ 265,472	$ 219,784
Loans (net)	247,990	221,862	204,244	169,783	145,326
Investments - held-to-maturity	2,845	2,929	3,330	3,790	5,545
Investments - available-for-sale	66,699	48,746	43,861	45,017	35,149
Federal funds sold	9,429	18,015	1,095	13,909	12,900
Deposits	282,462	267,088	231,229	213,698	182,946
Long term debt	24,349	19,756	16,110	9,919	—
Stockholders' equity	43,642	41,204	38,179	36,052	33,089
PER SHARE DATA:					
Basic earnings	$ 1.40	$ 1.33	$ 1.39	$ 1.26	$ 1.22
Cash dividends declared	0.49	0.46	0.42	0.37	0.33
Book value	14.56	13.55	12.74	12.03	11.04
Weighted average common shares outstanding	3,022	3,052	2,996	2,996	2,996
SELECTED RATIOS:					
Return on average assets	1.23%	1.30%	1.50%	1.56%	1.79%
Return on average stockholders' equity	9.78%	10.19%	11.17%	10.93%	11.47%
Average equity to average assets	12.61%	12.79%	13.42%	14.31%	15.58%
Allowance for loan losses to total loans at end of period	1.66%	1.74%	1.61%	1.72%	1.64%
Dividend payout ratio	34.89%	34.39%	30.20%	29.51%	26.85%

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion represents management's analysis of the financial condition and results of operations of Peoples First, Inc. ("Peoples") and should be read in conjunction with the accompanying financial statements and other financial data included elsewhere in this report.

Forward-Looking Statements

Except for historical information, this report may be deemed to contain "forward-looking" statements regarding Peoples. Examples of forward-looking statements include, but are not limited to, (a) projections or statements regarding future earnings, expenses, net interest income, other income, earnings or loss per share, asset mix and quality, growth prospects, capital structure and other financial terms, (b) statements of plans and objectives of management or the board of directors, and (c) statements of assumptions, such as economic conditions in Peoples' market areas. Such forward-looking statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "intends," "will," "should," "anticipates," or the negative of any of the foregoing or other variations thereon or comparable terminology, or by discussion of strategy.

No assurance can be given that the future results covered by forward-looking statements will be achieved. Such statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Important factors that could impact Peoples' operating results include, but are not limited to, (i) the effects of changing economic conditions in Peoples' market areas and nationally, (ii) credit risks of commercial, real estate, consumer and other lending activities, (iii) significant changes in interest rates, (iv) changes in federal and state banking laws and regulations which could impact Peoples' operations, (v) funding costs and (vi) other external developments which could materially affect Peoples' business and operations.

Overview

In 2001, Peoples recorded net income of $4,236,000, an increase of $174,000 or 4.28% from net income of $4,062,000 in 2000. Net income was $4,167,000 in 1999. Improvement in net interest income, increased non-interest income and a reduction in the provision for loan losses led to overall improved earnings for 2001. Actual net interest income increased $412,000 in 2001 compared to 2000 and increased $1,132,000 in 2000 compared to 1999. While increased volume in loans and securities was the major contributor to increased interest income, the overall decline in interest rates offset a major portion of the increase in net interest income. Non-interest income increased $865,000 in 2001 compared to 2000 and increased $993,000 in 2000 compared to 1999. The increase in non-interest income in 2001 compared to 2000 was primarily attributable to increased mortgage banking activities, no write-down on securities, along with increased service charges on deposit accounts. Basic earnings per share were $1.40 in 2001, $1.33 in 2000 and $1.39 in 1999.

Return on average assets was 1.23% for 2001, compared with 1.30% in 2000 and 1.50% in 1999. Return on average equity for 2001 was 9.78% compared to 10.19% in 2000 and 11.17% in 1999.

During 2001, average interest-earning assets increased by 9.5% or $27,541,000 to $318,698,000. Average interest-bearing liabilities increased $22,586,000 or 10.5%, to $237,076,000 for the year. The growth in earning assets was the primary contributor to the increase in interest income. This increase was partially offset with higher interest expense resulting from the growth in interest bearing liabilities and the net decrease in earnings from lower rates. Together these netted an increase of $543,000 or 3.8% in fully tax-equivalent net interest income. The net interest margin declined from 4.97% in 2000 to 4.71% in 2001. The compression in the net interest margin is due to continued competition in product pricing and the overall decline in interest rates.

Non-interest income increased $865,000 or 26.7% in 2001 compared to an increase of $993,000 or 44.2% in 2000. The increase in 2001 resulted from increased mortgage banking activities by $290,000, service charges collected on deposit accounts and checks presented against non-sufficient funds by $163,000 and not having a write-down this year on a held-to-maturity security. This was supplemented with increased income from fiduciary activities by $65,000 and other income by $80,000, which includes fee income from the sale of mutual funds and annuities. These increases were partially offset by a decrease in investment management fees received by Wilmerding. Because Wilmerding's fee income is based on the market value of assets under management, the overall decline in the stock market directly impacted its revenues.

Non-interest expenses increased $1,333,000 or 12.0% for 2001, compared to an increase of $2,355,000 or 26.9% for 2000. The 2001 increase was largely a result of increased salaries and employee benefits of $989,000, occupancy expense of $195,000 and other operating expenses of $101,000. The increased salaries and employee benefits consisted of normal merit increases and to a greater extent additions to staff of the Bank and its asset management subsidiary. Higher operating and occupancy expenses were a result of expansion, including the Operations Center which opened in August of 2000, the West Kennett Branch which opened in January 2001, the expansion of the Oxford South Branch which was completed January 2001 and the Rising Sun Branch which opened in December 2001. The 2000 increase was primarily a result of increased salaries and employee benefits consisting of normal merit increases and to a greater extent additions to staff, as Wilmerding's expenses were combined with Peoples. The 2000 increases in professional fees, principally legal and accounting fees, were attributed to expenses associated with the acquisition of Wilmerding, together with expenses related to the formation of the holding company. Other operating expenses increased in 2000 as a result of expenses from the Operations Center, occupied during the third quarter 2000; the opening of a small branch in Jenners Pond; and the initiation of the on-line banking program.

The following table sets forth selected quarterly financial data and per share data.

Quarterly Financial Data

	2001				2000			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In Thousands, Except Per Share Data)							
Interest income	$ 6,011	$ 5,924	$ 5,788	$ 5,707	$ 5,408	$ 5,759	$ 6,093	$ 6,209
Interest expense	(2,549)	(2,364)	(2,208)	(1,946)	(2,001)	(2,260)	(2,542)	(2,715)
Net interest income	3,642	3,560	3,580	3,761	3,407	3,499	3,551	3,494
Provision for loan losses	(120)	(90)	(60)	(60)	(150)	(105)	(105)	(105)
Non-interest income	948	1,017	1,044	1,098	814	856	916	656
Non-interest expense	(2,936)	(3,044)	(3,138)	(3,316)	(2,497)	(2,693)	(2,786)	(3,125)
Income before income taxes	1,354	1,443	1,426	1,483	1,574	1,557	1,576	920
Income tax expense	(371)	(382)	(372)	(345)	(458)	(458)	(457)	(192)
Net income	$ 983	$ 1,061	$ 1,054	$ 1,138	$ 1,116	$ 1,099	$ 1,119	$ 728
PER SHARE DATA								
Basic Earnings [(1)]	$ 0.32	$ 0.35	$ 0.35	$ 0.38	$ 0.36	$ 0.36	$ 0.37	$ 0.24
Dividends declared	$ 0.12	$ 0.12	$ 0.12	$ 0.13	$ 0.11	$ 0.11	$ 0.12	$ 0.12

(1) Peoples has a simple capital structure. Basic earnings per share represents income available to common shareholders divided by the weighted average number of common shares outstanding during the period.

Results of Operations

Net Interest Income and Net Interest Margin

Net interest income is the difference between interest income earned on investments and loans, and interest expense incurred on deposits and other liabilities. For analysis purposes, net interest income is evaluated on a fully tax equivalent (FTE) basis to facilitate comparison with interest earned which is subject to federal taxation at the statutory tax rate of 34%. The factors that affect net interest income include changes in interest rates and changes in interest-earning assets and interest-bearing liabilities. Net interest income on an FTE basis increased by $543,000 or 3.8% to $15,011,000 in 2001 from $14,468,000 in 2000. Comparatively, net interest income (FTE basis) increased by $1,154,000 or 8.7% in 2000 from $13,314,000 in 1999.

The following table includes average balances, rates and interest income and expense adjusted to an FTE basis, the interest rate spread and the net interest margin. Following that is the rate and volume analysis table that shows changes in net interest income attributed to changes in rates and changes in average balances of interest-earning assets and interest-bearing liabilities.

Average Balances, Rates and Interest Income and Expense

	2001			2000			1999		
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
					(In Thousands)				
ASSETS									
Interest-Earning Assets:									
Securities									
Taxable	$ 42,164	$ 2,428	5.76%	$ 39,199	$ 2,395	6.11%	$ 36,300	$ 2,091	5.76%
Tax-exempt	13,589	1,081	7.95%	10,295	829	8.05%	11,397	882	7.74%
Total securities	55,753	3,509	6.29%	49,494	3,224	6.51%	48,598	3,033	6.24%
Interest-bearing due from banks	7,991	358	4.48%	9,638	609	6.32%	13,301	653	4.91%
Federal funds sold	18,201	688	3.78%	12,331	778	6.31%	9,374	465	4.96%
Loans									
Taxable	226,834	18,608	8.20%	210,913	18,589	8.81%	180,416	15,587	8.64%
Tax-exempt	8,552	826	9.66%	7,437	691	9.29%	6,109	573	9.38%
Total loans	235,386	19,434	8.26%	218,350	19,280	8.83%	186,525	16,160	8.66%
Investment in FHLB stock	1,367	89	6.51%	1,344	95	7.07%	901	60	6.66%
Total interest-earning assets	318,698	24,078	7.56%	291,157	23,986	8.24%	257,798	20,311	7.88%
Non-interest-earning assets	24,833			20,078			20,016		
Total assets	$343,531			$311,865			$277,814		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Interest-Bearing Liabilities:									
Savings and transaction accounts	$117,493	$ 2,660	2.26%	$104,619	$ 3,292	3.15%	$ 89,908	$ 2,153	2.39%
Time deposits	91,441	4,981	5.45%	84,688	4,761	5.62%	78,566	3,892	4.95%
Total interest-bearing deposits	208,934	7,641	3.66%	189,307	8,053	4.25%	168,474	6,045	3.59%
Securities sold under agreements to repurchase	7,803	189	2.42%	5,580	267	4.78%	4,429	159	3.59%
Long-term debt	20,339	1,237	6.08%	19,603	1,198	6.11%	13,467	793	5.89%
Total interest-bearing liabilities	237,076	9,067	3.82%	214,490	9,518	4.44%	186,370	6,997	3.75%
Demand deposits, non-interest bearing	61,073			55,408			52,595		
Other liabilities	2,047			2,092			1,556		
Stockholders' equity	43,335			39,875			37,293		
Total Liabilities and Stockholders' Equity	$343,531			$311,865			$277,814		
Net interest income		$ 15,011			$ 14,468			$ 13,314	
Interest rate spread			3.74%			3.80%			4.13%
Net interest margin			4.71%			4.97%			5.16%

Yields on tax-exempt assets have been computed on a fully tax equivalent basis assuming a tax rate of 34%.
For yield calculation purposes, non-accruing loans are included in the average loan balances.
Interest income on loans includes amortized fees and costs on loans totaling $134,000 for 2001, $139,000 for 2000 and $120,000 for 1999.

Rate/Volume Analysis

	2001 versus 2000			2000 versus 1999		
	Change Due To			Change Due To		
	Rate	Volume	Total	Rate	Volume	Total
			(In Thousands)			
Interest-Earning Assets:						
Securities:						
Taxable	$ (138)	$ 171	$ 33	$ 130	$ 174	$ 304
Tax-exempt	(10)	262	252	35	(88)	(53)
Interest-bearing due from banks	(177)	(74)	(251)	187	(231)	(44)
Federal funds sold	(312)	222	(90)	126	187	313
Loans	(1,253)	1,407	154	310	2,810	3,120
Investment in FHLB stock	(7)	1	(6)	4	31	35
Total	(1,897)	1,989	92	792	2,883	3,675
Interest-Bearing Liabilities:						
Savings and transaction accounts	(923)	291	(632)	676	463	1,139
Time deposits	(148)	368	220	525	344	869
Securities sold under agreements to repurchase	(132)	54	(78)	53	55	108
Long-term debt	(6)	45	39	30	375	405
Total	(1,209)	758	(451)	1,284	1,237	2,521
Net interest income	$ (688)	$ 1,231	$ 543	$ (492)	$ 1,646	$ 1,154

Interest income is presented on a fully tax equivalent basis, assuming a tax rate of 34%.
The net change attributable to the combination of rate and volume has been allocated to change due to volume.

The 475 basis point reduction in the Federal Reserve Bank's federal funds rate and the discount rate during 2001 has resulted in an overall decline in net interest income due to rate changes totaling $688,000. The reduction in rates on interest-earning assets resulted in a decline of interest income of $1,897,000. The decreased income was partially offset with a reduction in interest expense on interest-bearing liabilities totaling $1,209,000.

Tax equivalent interest income increased by $92,000 between 2001 and 2000, due to growth in asset volume contributing $1,989,000 in interest income, largely offset with a reduction of $1,897,000 resulting from the decline in rates. The primary components of this increase were the growth in average loans of $17,036,000 positively impacting interest income by $1,407,000; however, a decline of 57 basis points in the yield on loans lowered interest income by $1,253,000. The growth in loans was directly related to a continued emphasis on developing new lending business and retaining more mortgage loans in-house, instead of selling them on the secondary market. Total average securities grew by $6,259,000 but the corresponding yield decreased 22 basis points. The growth in securities increased interest income by $433,000, but the decline in rates reduced the return by $148,000. Average Federal funds sold increased by $5,870,000, increasing income by $222,000, more than offset by a decrease in yield of 253 basis points, which resulted in a reduction in interest income of $312,000. Interest-bearing due from bank balances decreased by $1,647,000, decreasing income by $74,000, accompanied by a 184 basis point decline in rate, amounting to a decrease to income of $177,000.

Total interest-bearing liabilities grew by $22,586,000 between 2001 and 2000, increasing interest expense by $758,000 for 2001, more than offset by a lower annualized rate on total interest-bearing liabilities by 62 basis points which decreased interest expense by $1,209,000. Deposit balances grew, as Peoples continues to expand within its market area, with growth contributing $659,000 in interest expense. Overall, the lower rates paid on deposits in 2001, reduced interest expense by $1,071,000. Peoples borrowed some additional long-term money from the Federal Home Loan Bank. Long-term debt averaged $20,339,000 for the year, additional increases were matched against a similar maturity and volume of customer mortgages retained in-house. Matching these maturities enabled Peoples to lock in a spread, along with a long-term interest income cash flow, while managing the interest rate risk. As a result, the growth in long-term borrowings at an overall lower rate added $45,000 to interest expense.

Tax equivalent interest income increased by $3,675,000 between 2000 and 1999, due to growth in interest-earning assets contributing $2,883,000 in interest income, along with an increase of $792,000 resulting from higher rates. The primary components of this increase were the growth in average loans of $31,825,000 positively impacting interest income by $2,810,000, along with an increase of 17 basis points in the yield on loans increasing interest income by $310,000. The growth in loans was directly related to a continued emphasis on developing new lending business. Total average securities grew by $2,240,000 and the corresponding yield increased 29 basis points. The growth in securities increased interest income by $117,000, in conjunction with the higher rates increasing the return by $169,000. Average Federal funds sold increased by $2,957,000, increasing income by $187,000, along with an increase in yield of 135 basis points, the net result was an increase in interest income of $313,000. Interest-bearing due from bank balances declined by $3,663,000, decreasing income by $231,000, being partially offset with a 141 basis point increase in rates, resulting in a net decrease to income by $44,000.

Total interest-bearing liabilities grew by $28,120,000 between 2000 and 1999, increasing interest expense by $1,237,000 for 2000, along with a higher annualized rate up by 69 basis points increasing interest expense by $1,284,000. Deposit balances grew, as Peoples continued to expand within its market area, with growth contributing $807,000 in interest expense. Peoples remained competitive with rates and ran several promotions on certificates of deposits and remodeled Super NOW product. Overall, the higher rates paid on deposits in 2000 increased interest expense by $1,201,000. Peoples borrowed long-term money from the Federal Home Loan Bank during 2000 and 1999. Long-term debt averaged $19,603,000 for the year. As a result, the growth in long-term borrowings added $375,000 to interest expense.

The net interest margin is the ratio of net interest income to interest-earning assets, reflecting a net yield on earning assets. Peoples' net interest margin, on a tax equivalent basis, for the years 2001, 2000 and 1999 was 4.71%, 4.97% and 5.16%, respectively. The compression in the net interest margin in 2001, compared to 2000, resulted from the overall decline in rates during the year and the continued competition in product pricing. The decrease in yields on interest-earning assets by 68 basis points was not matched by an identical decrease in rates on interest-bearing liabilities, which decreased 62 basis points. During the year Peoples had 34.5% of its deposits in NOW and savings accounts, which it considers core deposits and which normally carry lower rates relative to other types of deposits. Because of this, these accounts have historically contributed significantly to the net interest margin. However, these accounts are not able to absorb the decrease in market rates resulting from the 475 basis point decrease in the Federal Reserve's federal funds rate and discount rate. This compression on the margin is reflected in the spread declining from 3.80% in 2000 to 3.74% in 2001. The monetary impact can also be seen in the rate change analysis: interest income decrease attributed to rate was $1,897,000 compared to a decrease in interest expense of $1,209,000. The compression in the margin in 2000, resulted from an increase in yields on interest-earning assets by 36 basis points being outpaced by an increase in rates on interest-bearing liabilities, which climbed 69 basis points.

Provision for Loan Losses

The provision for loan losses and allowance for loan losses are based on management's ongoing assessment of Peoples' credit exposure and consideration of other relevant factors. The allowance for loan losses is a valuation reserve, which is available to absorb future loan charge-offs. The provision for loan losses is the amount charged to earnings on an annual basis.

Peoples recorded a $330,000 provision for loan losses in 2001, as compared to a provision of $465,000 and $451,000 in 2000 and 1999, respectively. Provisions for loan losses are charged to income to bring the allowance for loan losses to a level deemed appropriate by management based on the factors discussed under "Allowance for Loan Losses."

Non-Interest Income

With the continued compression of the net interest margin, Peoples has been focusing on methods to increase non-interest income. Non-interest income of $4,107,000 for 2001 increased $865,000 or 26.7% for the year 2001 compared to 2000. Non-interest income was $3,242,000 in 2000 compared to $2,249,000 in 1999.

Service charges on deposit accounts continued to grow with income of $1,338,000, $1,175,000 and $1,077,000 for the years 2001, 2000 and 1999, respectively. The increase in service charges on deposit accounts reflects primarily increased fees collected on checks presented against non-sufficient funds. The overall trend is consistent with the growth noted in deposit account balances and especially growth in demand deposits, NOW and Super NOW accounts, which has the greatest effect on Peoples' service charge income.

People's Trust Department continues to grow in size to current year-end fair value of assets under management totaling $99,238,000 compared to $96,997,000 in 2000 and $77,043,000 in 1999. Likewise, income generated by the Trust Department also continues to grow with income for the years 2001, 2000 and 1999 of $539,000, $474,000 and $414,000, respectively.

The Bank acquired a wholly owned subsidiary during April 2000, Wilmerding & Associates, Inc. an investment advisor. The transaction was accounted for as a pooling-of-interests and years prior to 2000 have not been restated because the adjustments would be immaterial. Wilmerding generated investment management fees totaling $749,000 for 2001 and $808,000 for the year 2000. Wilmerding's fees are based on the market value of assets under management, which for 2001 reflects the impact of the overall decline in the market. While Wilmerding is not achieving the level of profitability desired, Peoples has plans to expand this business in an effort to increase revenues. At the present time, Wilmerding is not a significant contributor to Peoples' total revenues.

Income from mortgage banking activities totaled $476,000 in 2001, which was an increase of 155.9% or $290,000 compared to 2000. In addition to originating and retaining mortgages in its portfolio, Peoples also acts as a broker in the secondary mortgage market. Peoples originates individual loans for correspondent banks and mortgage companies and receives a fee for these services. The favorable rate environment for mortgage banking activities during 2001 led to increased mortgage loan and refinancing demand. This increased demand and Peoples' efforts to expand the mortgage business by working more closely with the realtors in its market area led to the increased fees from mortgage banking activities. This contributed to an approximate 165.8% increase in the volume of mortgages sold. In comparison, secondary mortgage origination fees collected for the year 2000 totaled $186,000 and $135,000 for 1999.

Peoples generally holds the securities in its portfolio until maturity, which normally results in nominal securities gains and losses. In 2000, Peoples wrote-down a held-to-maturity security issue by $326,000. This was a partial write-down of approximately 10.0%, with the remainder still on the books. Peoples continued to monitor this security during the year and no additional losses are anticipated.

Other income increased by $80,000 to $1,005,000 for 2001, compared to $925,000 and $623,000 in 2000 and 1999, respectively. This increase was primarily a result of commissions received from the sales of investment products and services, which Peoples began to offer to its customers during the second quarter of 1999, and income from a life insurance investment.

Non-Interest Expense

Non-interest expense increased $1,333,000 or 12.0% in 2001 to $12,434,000, up from $11,101,000 in 2000 and $8,746,000 in 1999. The increase for 2001 was primarily from increased salaries and employee benefits, occupancy, other operating expenses and smaller increases in the remaining categories, except for professional fees, which decreased. Expenses for 2001 and 2000 for Wilmerding have been included in the appropriate categories.

Salaries and employee benefits increased $989,000 or 15.1% in 2001 totaling $7,525,000, up from $6,536,000 in 2000. Likewise, salaries and employee benefits increased $1,482,000 or 29.3% in 2000 compared to 1999. The increases were primarily payroll and benefits expense incurred through normal merit increases, bonuses and, to a greater extent, additions to staff of the Bank and its subsidiary. The number of full time equivalent employees rose from 118 in 1999 to 136 in 2000 and then to 151 in 2001. Increases in payroll are anticipated, as Peoples continues to grow in size, locations and product offerings with additional staff being added as required.

Occupancy expense increased by $195,000 or 28.6% to $878,000 in 2001 after increasing from $683,000 in 2000 and $536,000 in 1999. These expenses were anticipated as Peoples expanded its facilities. The increased expense in 2001 was attributed to a full year of expenses from the Operations Center, which provided the base necessary for further growth and should improve efficiencies. The West Kennett Branch opened in January 2001 and the remodeling and expansion of the Oxford South Branch was also completed in January 2001. Peoples opened its first facility in Maryland, opening the Rising Sun Branch in December 2001. While these facilities may contribute to higher occupancy expenses, it is anticipated the branch expansion will generate additional income through the expansion of services to our customers, community and new business development. Increases in occupancy expense are anticipated as Peoples continues to grow and expand its facilities.

Furniture and equipment expense reflected an increase of $41,000 or 7.1% in 2001, to $615,000 compared to $574,000 in 2000 and $438,000 in 1999. The Operations Center and new branch facilities added to the increased depreciation expense. Furniture and equipment expense is anticipated to increase in 2002, as a result of Peoples' desire to keep current with technological advances and expands its branch network.

Communication and supplies reflects an increase of $43,000 or 6.7% to $689,000 in 2001 from $646,000 in 2000 and $523,000 in 1999. This increased expense correlates with a full year of increased expenditures relating to new branches and business growth.

Taxes, other than income, consist of the Pennsylvania Bank Shares Tax, which totaled $371,000 in 2001, $333,000 in 2000 and $303,000 in 1999 and represents .86%, .84% and .81% of average stockholders' equity, respectively.

Professional fees decreased to $343,000 in 2001 compared to $417,000 in 2000 and $203,000 in 1999. The decrease of $74,000 in 2001, can be attributed to the absence in 2001 of legal and accounting costs incurred during 2000 related to the acquisition of the investment counseling firm, totaling $67,000, and the formation of the holding company, totaling $64,000. The levels of expenditures in 1999 were a result of business growth and the accompanying complexities, requiring additional outside expertise.

Other operating expense increased by 5.3% to $2,013,000 in 2001, after increasing to $1,912,000 in 2000 from $1,689,000 in 1999. The increase in 2001, was the result of various category increases and decreases, the largest of which were a $39,000 increase in computer and software costs, a $32,000 increase in on-line banking charges as Peoples utilizes advances in new technology, and $30,000 to comply with information security regulations. Likewise, the increase in 2000, was the result of various category increases and decreases, the largest of which were a $80,000 debit card expense, as usage continues to increase; and a $69,000 increase in computer and software costs as Peoples utilizes advances in new technology. In addition, increases were noted in marketing expense, and the added expenses of Wilmerding. These are all a result of expanding Peoples' marketing efforts, developing non-interest income and business growth, as Peoples placed more emphasis on promoting our services and targeting our customer base.

Income Taxes

Income tax expense was $1,470,000 for 2001 compared to $1,565,000 for 2000 and $1,704,000 in 1999. Income tax expense as a percentage of income before income taxes was 25.8%, 27.8% and 29.0% for the years ended 2001, 2000 and 1999, respectively. The decrease in 2001 and 2000 in the Peoples' effective tax rate away from the statutory rate of 34% is a result of several tax-free investments. Tax credits are realized on an investment in a community development project, along with an additional percentage of income derived from tax-exempt investments and loans, and tax-exempt income earned on a life insurance investment.

Refer to Note 9 to the financial statements for further analysis of income taxes.

Return on Average Equity and Average Assets

Return on average equity (ROE) and return on average assets (ROA) are commonly used measures of bank profitability. ROE is a measure of return on the capital invested by stockholders, while ROA measures the overall return that a bank achieves on its asset base.

Return on average equity is calculated by dividing net income by average stockholders' equity. Peoples' ROE decreased to 9.78% for 2001, from 10.19% in 2000. Peoples' ROE for 1999 was 11.17%. Return on average assets is derived by dividing net income by average assets. Peoples' ROA for the years ended 2001, 2000 and 1999 was 1.23%, 1.30% and 1.50%, respectively.

Financial Condition

Securities

The securities portfolio is a component of interest-earning assets and is second in size only to the loan portfolio. Investment securities not only provide interest income, they provide a source of liquidity, diversify the earning asset portfolio and provide collateral for public funds and securities sold under agreements to repurchase.

Peoples' securities are classified as either held-to-maturity or available-for-sale. Securities in the held-to-maturity category are accounted for at amortized cost. Available-for-sale securities are accounted for at fair value with unrealized gains and losses, net of taxes, reported as a separate component of comprehensive income. In addition, there have been no transfers of securities from available-for-sale to held-to-maturity, nor were there any securities sold.

While Peoples generally intends to hold its investment portfolio until maturity, a significant portion of the investment portfolio is classified as available-for-sale, with new purchases generally categorized as available-for-sale. The fair value of these securities improved with this year's decrease in interest rates. This resulted in net unrealized gains at year-end 2001 of $997,000, an increase of $813,000 since year-end 2000, which is reflected as accumulated other comprehensive income of $659,000 in stockholders' equity, net of deferred income taxes. The accumulated other comprehensive income at December 31, 2000 totaled $184,000 or $122,000, net of taxes.

The held-to-maturity securities, which were written down in 2000 by $326,000 due to financial problems of one issuer, continue to perform in accordance with the provisions of the related security. Peoples at this time does not expect additional losses on its held-to-maturity securities portfolio.

The following tables set forth the composition of the securities portfolio and the securities maturity schedule, including weighted average yield, as of the dates indicated.

Securities

	December 31,		
	2001	2000	1999
		(In Thousands)	
Held-to-Maturity Securities at Amortized Cost			
State and political subdivisions	$ 2,845	$ 2,929	$ 3,330
Total Held-to-Maturity	2,845	2,929	3,330
Available-for-sale securities at fair value			
U.S. Treasury securities	21,482	24,858	25,253
U.S. Government agencies	28,221	11,823	7,931
State and political subdivisions	12,668	6,805	7,327
Corporate securities	4,328	5,260	3,350
Total Available-for-Sale	66,699	48,746	43,861
Total Securities	$ 69,544	$ 51,675	$ 47,191

Securities Maturity Schedule

	December 31, 2001									
	Less Than 1 Year		1-5 Years		5-10 Years		Over 10 years or no Maturity		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
					(In Thousands)					
U.S. Treasury securities	$ 8,184	6.19%	$ 13,037	4.59%	$ 261	5.58%	$ —	—%	$ 21,482	5.21%
U.S. Government agencies	—	—%	21,177	4.87%	6,549	5.56%	495	6.25%	28,221	5.05%
State and political subdivisions	582	8.16%	4,251	5.13%	6.272	5.65%	4,408	9.71%	15,513	6.76%
Corporate securities	1,484	6.67%	2,330	6.58%	514	6.67%	—	—%	4,328	6.62%
Total	$10,250	6.37%	$ 40,795	4.90%	$ 13,596	5.64%	$ 4,903	9.36%	$69,544	5.58%

Held-to-maturity securities are accounted for at amortized cost and available-for-sale securities are accounted for at fair value. Weighted average yields are calculated on a fully tax equivalent basis assuming a tax rate of 34%.

At year-end 2001, securities totaled $69,544,000, including $997,000 in net unrealized gains on available-for-sale securities. Comparatively, securities totaled $51,675,000 at year-end 2000, including $184,000 in net unrealized gains, and $47,191,000 including $506,000 in net unrealized losses at year-end 1999. At year-end 2001, 30.9% of the portfolio is held in direct obligations of the U.S. Treasury, most of which have relatively short maturities of less than five years. Of the total investment portfolio, 73.4% matures in less than five years with 14.7% maturing in less than one year, and 58.7% maturing in the one to five year category. The portfolio is structured to provide a dependable flow of earnings, while providing a consistent source of liquidity and meeting strict risk standards. The investment portfolio does not include the securities of any single issuer, other than securities of the U.S. Treasury and Agencies, the value of which, based on aggregate book value or fair value, exceeds 10% of stockholders' equity.

Loans

The loan portfolio comprises the major portion of Peoples' earning assets as of December 31, 2001. Loans, net of unearned income, at year-end 2001 were $252,172,000, an increase of $26,388,000 or 11.7% from year-end 2000. The increase in loans outstanding was centered in real estate mortgages which grew by $18,420,000 or 10.6% and includes residential, commercial and agricultural mortgage loans; and commercial, financial and agricultural loans which grew by $10,910,000 or 33.8%. Growth in these categories was partially offset by a decline of $2,154,000 in real estate construction loans outstanding and a decline of $733,000 in non-real estate secured installment loans.

The following tables set forth information on the composition of Peoples' total loans, and contractual maturities for commercial and construction loans as of the dates indicated.

Total Loans Outstanding

	December 31,				
	2001	2000	1999	1998	1997
	(In Thousands)				
Commercial, financial and agricultural	$ 43,149	$ 32,239	$ 26,847	$ 24,545	$ 25,013
Real estate - construction	8,513	10,667	10,675	6,552	8,463
Real estate - mortgage	191,544	173,124	159,721	134,950	109,278
Installment	9,645	10,378	11,000	7,395	5,512
Total	252,851	226,408	208,243	173,442	148,266
Less: unearned income	(679)	(624)	(656)	(694)	(524)
Less: allowance for loan losses	(4,182)	(3,922)	(3,343)	(2,965)	(2,416)
Net Loans	$ 247,990	$ 221,862	$ 204,244	$ 169,783	$ 145,326

Loan Maturities
Commercial and Construction Loans

	December 31, 2001			
	1 Year or Less	1-5 Years	Over 5 Years	Total
	(In Thousands)			
Commercial, financial and agricultural	$ 13,501	$ 15,598	$ 14,037	$ 43,136
Real estate - construction	2,899	3,342	2,272	8,513
Total	$ 16,400	$ 18,940	$ 16,309	$ 51,649
Loans with a fixed interest rate		$ 13,812	$ 9,394	
Loans with variable interest rate		5,128	6,915	
Total		$ 18,940	$ 16,309	

Scheduled repayments for the maturity category in which the payment is due are not reflected because such information is not readily available. Loan maturities do not include $13,000 in nonaccrual loans.

The composition of the loan portfolio, at year end 2001, was approximately 17.1% commercial, financial, agricultural and industrial loans, 3.4% real estate construction loans, 75.7% real estate mortgage loans, which include commercial as well as residential loans secured by real estate and 3.8% installment loans.

Peoples has a significant concentration of residential and commercial mortgage loans collateralized by properties located in southern Chester County. Approximately $45,681,000 in loans was outstanding to real estate investors. Included in this category are a diverse group of properties and borrowers: $26,084,000 are mortgages on commercial properties (stores, offices and convenience centers, etc.), $10,983,000 are mortgage loans on 1-4 family rental properties, $3,392,000 are mortgages on mobile home parks, $3,245,000 are mortgages on multifamily rental properties and $1,977,000 are land development projects. These figures do not include mortgages on one to four family owner-occupied properties.

Peoples also has a significant portion of loans outstanding to the agricultural sector totaling $47,722,000. Approximately $28,876,000 of these loans is outstanding to the mushroom industry, which represents 11.4% of total loans, and about $18,846,000 is outstanding to other segments of the farm community.

Non-Performing Assets

Non-performing assets include loans on a non-accrual basis, loans past due more than ninety days and still accruing, troubled debt restructurings and Other Real Estate Owned ("OREO"). These groups of assets represent the asset categories posing the greatest risk of loss to Peoples. Non-accrual loans are loans no longer accruing interest due to apparent financial difficulties of the borrower. Peoples normally places loans which are contractually past due 90 days or more on nonaccrual status, unless the loan is considered by management to be both well secured and in the process of collection or secured by a one to four family residential property. Troubled debt restructurings result when an economic concession has been made to a borrower taking the form of a reduction or deferral of interest and/or principal. Peoples has no troubled debt restructurings. OREO includes real estate obtained in foreclosure or in lieu of foreclosure and is recorded at the lower of the outstanding balance at the time of foreclosure or fair value minus estimated costs to sell. Gains and losses on the sale of other real estate owned and write-downs resulting from periodic re-evaluations of the property are charged to other operating expenses.

The following table sets forth Peoples' non-performing assets as of the dates indicated.

Non-Performing Assets

	December 31,				
	2001	2000	1999	1998	1997
			(In Thousands)		
Non-accrual loans	$ 3,658	$ 453	$ 1,047	$ 1,700	$ 1,789
Accruing loans 90 days past due	190	187	497	991	228
Total Non-Performing Loans	3,848	640	1,544	2,691	2,017
OREO	40	—	296	345	345
Total Non-Performing Assets	$ 3,888	$ 640	$ 1,840	$ 3,036	$ 2,362
Ratios:					
Non-performing loans to total loans	1.53%	0.28%	0.74%	1.56%	1.37%
Non-performing assets to total loans and OREO	1.54%	0.28%	0.89%	1.75%	1.60%
Allowance for loan losses to non-performing loans	108.68%	612.81%	216.52%	110.18%	119.78%
Non-accrual Loans:					
Interest income that would have been recorded under original terms	$ 304	$ 52	$ 134	$ 211	$ 235
Interest income recorded during the year	$ 110	$ 25	$ 13	$ 39	$ 120

There were no troubled restructuring for any of the periods presented above. Nor are there any potential problem loans not already included in the above balances.

Total non-performing assets at year end 2001 were $3,888,000, an increase of $3,248,000 or 507.5% since the beginning of the year. In contrast, non-performing assets decreased $1,200,000 or 65.2% from year-end 1999 to 2000. Total non-performing loans to total loans at year-ends 2001, 2000 and 1999 were 1.53%, .28% and .74%, respectively. The increase in non-performing loans during 2001 was primarily concentrated in one commercial relationship, resulting in the increased level of non-accrual loans.

Total loans past due 90 days or more at year-end 2001 were $190,000, an increase of $3,000 since the beginning of the year. Comparatively, accruing loans 90 days past due decreased $310,000 from year-end 1999 to 2000.

Peoples held $40,000 in OREO at year-end 2001, which consisted of a single family residence. Peoples held no OREO at year-end 2000. OREO at year-end 1999 totaled $296,000 and consisted of three residential properties, which were sold in 2000.

Allowance for Loan Losses

The allowance for loan losses is a reserve established through charges to earnings in the form of a provision for loan losses. The allowance is maintained to absorb losses, which are inherent in a loan portfolio. Management determines the adequacy of the allowance based on on-going quarterly assessments of the loan portfolio, including such factors as: changes in the nature and volume of the portfolio, effects of concentrations of credit, current and projected economic and business conditions, regulatory and consultant recommendations, repayment patterns on loans, borrowers' financial condition, current charge-offs, trends in volume and severity of past due loans and classified loans, potential problem loans and supporting collateral. In addition, various regulatory agencies, as part of their examination, review the adequacy of the allowance and from time to time Peoples may employ a third party to review the adequacy of the reserve. Such agencies may recommend that Peoples change the level of the reserve based on their judgments of information available to them at the time of examination.

The following tables set forth information on the analysis for loan losses and the allocation of the allowance for loan losses as of the dates indicated.

Analysis of Allowance for Loan Losses

	Year Ended December 31,				
	2001	2000	1999	1998	1997
			(In Thousands)		
Beginning Balance	$ 3,922	$ 3,343	$ 2,965	$ 2,416	$ 2,085
Provision for Loan Losses	330	465	451	685	787
Loans charged-off:					
Commercial, financial and agricultural	(26)	(7)	(17)	(294)	(392)
Real estate - construction	—	—	—	—	—
Real estate - mortgage	(15)	(35)	(35)	(38)	(2)
Installment	(70)	(21)	(83)	(34)	(71)
Total Charged-off	(111)	(63)	(135)	(366)	(465)
Recoveries:					
Commercial, financial and agricultural	21	—	48	170	3
Real estate - construction	—	—	—	—	—
Real estate - mortgage	11	169	—	—	—
Installment	9	8	14	60	6
Total Recoveries	41	177	62	230	9
Net (Charge-offs) Recoveries	(70)	114	(73)	(136)	(456)
Ending Balance	$ 4,182	$ 3,922	$ 3,343	$ 2,965	$ 2,416
Ratios:					
Net (charge-offs) recoveries to average loans	(0.03)%	0.05%	(0.04)%	(0.08)%	(0.32)%
Net (charge-offs) recoveries to the provision for loan losses	(21.21)%	24.52%	(16.19)%	(19.85)%	(57.94)%
Allowance for loan losses to total loans	1.66%	1.74%	1.61%	1.72%	1.64%

Allocation of the Allowance for Loan Losses

	December 31,									
	2001		2000		1999		1998		1997	
	Amount	Percent of Loan Type to Total Loans	Amount	Percent of Loan Type to Total Loans	Amount	Percent of Loan Type to Total Loans	Amount	Percent of Loan Type to Total Loans	Amount	Percent of Loan Type to Total Loans
	(In Thousands)									
Commercial, financial and agricultural	$ 793	17.06%	$ 807	14.24%	$ 695	12.89%	$ 1,005	14.15%	$ 604	16.87%
Real estate - construction	40	3.37%	55	4.71%	198	5.13%	111	3.78%	86	5.71%
Real estate - mortgage	2,470	75.76%	1,893	76.47%	1,378	76.70%	1,023	77.81%	1,055	73.70%
Installment	366	3.81%	352	4.58%	304	5.28%	236	4.26%	284	3.72%
Unallocated	513	N/A	815	N/A	768	N/A	590	N/A	387	N/A
Total	$ 4,182	100.00%	$ 3,922	100.00%	$ 3,343	100.00%	$ 2,965	100.00%	$ 2,416	100.00%

At December 31, 2001, the allowance for loan losses to total loans was 1.66% and was 1.74% and 1.61% at year-ends 2000 and 1999, respectively. See the "Provision for Loan Losses" for information on the additions to the allowance. Net charge-offs, which also affect the allowance, totaled $70,000 and $73,000 for 2001 and 1999, whereas 2000 reflected net recoveries totaling $114,000. The percent of net charge-offs to average loans was .03% and .04% in 2001 and 1999, respectively, compared to net recoveries to average loans of .05% in 2000.

The unallocated portion of the allowance is intended to provide for possible losses that are not otherwise accounted for and to compensate for the imprecise nature of estimating future loan losses. Management believes the allowance is adequate to cover the inherent risks associated with Peoples loan portfolio. While allocations have been established for particular loan categories, management considers the entire allowance to be available to absorb losses in any category.

Deposits

Management believes that the development and retention of deposits is the basis of sound growth and profitability. These deposits provide the primary source of funding for loans and investments. Peoples continued expansion and business development within its market area fueled the growth in deposits. As of December 31, 2001, deposits totaled $282,462,000 up $15,374,000 or 5.8% from year-end 2000. Comparatively, total deposits grew $35,859,000 or 15.5% between year-end 2000 and 1999.

Peoples continued expansion and business development within its market area contributed to the growth of $7,430,000 in demand deposits, $5,782,000 in money market deposits, $3,183,000 in NOW and Super NOW accounts and $1,044,000 in time deposits. These were partially offset by a decrease of $2,065,000 in savings accounts. The decrease in savings was impacted by $5,800,000 in trust department savings funds that were transferred by the Bank during the first quarter of 2001 to alternative investment options outside the Bank. In comparison, during 2000 NOW and Super NOW deposits grew $24,654,000 or 88.6%, along with growth of $5,873,000 in time deposits and $6,210,000 in demand deposits.

The following tables set forth information on the composition of Peoples' deposits and time deposits of $100,000 or more as of the dates indicated.

Average Deposits by Major Classification

	Year Ended December 31,					
	2001		2000		1999	
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
	(In Thousands)					
Non-interest-bearing demand deposits	$ 61,073	N/A	$ 55,408	N/A	$ 52,595	N/A
Interest-bearing deposits:						
NOW and Super NOW	53,427	2.37%	38,881	3.16%	27,157	1.81%
Money market	24,311	3.08%	22,171	4.34%	22,022	3.58%
Savings	39,755	1.63%	43,567	2.53%	40,729	2.15%
Time	91,441	5.45%	84,688	5.62%	78,566	4.95%
Total	$ 270,007		$ 244,715		$ 221,069	

Time Deposits of $100,000 or More

Maturity Schedule

	Year Ended December 31,					
	2001			2000		
	Time Certificates	Other Time	Total	Time Certificates	Other Time	Total
	(In Thousands)					
Three months or less	$ 4,377	$ 274	$ 4,651	$ 3,643	$ —	$ 3,643
Over three through six months	6,130	—	6,130	5,961	—	5,961
Over six through twelve months	5,845	—	5,845	6,554	—	6,554
Over twelve months	4,704	1,091	5,795	2,993	1,255	4,248
Total	$ 21,056	$ 1,365	$ 22,421	$ 19,151	$ 1,255	$ 20,406

Large dollar certificates of $100,000 or more are generally considered more volatile than other deposits. Peoples' large dollar certificates and individual retirement accounts (IRAs) totaled $22,421,000 at year-end 2001, reflecting an increase of $2,015,000, after decreasing $779,000 in 2000 to $20,406,000 from $21,185,000 at year-end 1999. Even with the declining rate environment, business development resulting in new account relationships contributed to the increase this year.

Borrowings

In 1998, for the first time, Peoples borrowed long-term money from the Federal Home Loan Bank. During 2000, Peoples borrowed an additional $8,000,000; and in 2001, borrowed an additional $5,000,000 to bring the total to $24,349,000 after payments at year end 2001. The increase in 2001 resulted from favorable long-term rates and an in-house program that matched the long-term debt to similar maturity mortgages to be held in Peoples' loan portfolio. During the beginning of 2000, the borrowings helped provide a funding source when deposit growth was not keeping pace with loan demand. Peoples will continue to target deposits as its primary funding source, since deposits are generally less costly and provide an opportunity to expand our customer relationships.

Interest Rate Sensitivity

The operations of Peoples do not subject it to foreign currency risk or commodity price risk. Peoples does not utilize interest rate swaps, caps or hedging transactions. In addition, Peoples has no market risk sensitive instruments entered into for trading purposes. However, Peoples is subject to interest rate risk and employs several different methods to manage and monitor the risk.

Rate sensitive assets and rate sensitive liabilities are those whose rates or yields are subject to change within a defined time period, due to maturity or a floating market rate. The risk to Peoples results from interest rate fluctuations to the extent that there is a difference between the amount of Peoples' rate sensitive assets and the amount of rate sensitive liabilities within specified periods. Peoples monitors its rate sensitivity in order to reduce its vulnerability to interest rate fluctuations while maintaining adequate capital and acceptable levels of liquidity. Peoples' asset and liability policy, along with monthly financial reports and quarterly financial simulations, supplies management with guidelines to evaluate and manage Peoples' rate sensitivity.

Gap analysis is one method used to monitor the imbalance between repricing or maturing assets and liabilities within a defined time frame in relation to total assets. When the gap is positive, with interest rate sensitive assets repricing faster than rate sensitive liabilities, net interest income usually improves if interest rates increase. The opposite occurs in the case of a negative gap. Intentional mismatching can improve the net interest margin if interest rates move as predicted. However, the net interest margin may suffer if rates move contrary to predictions.

The following table sets forth Peoples' interest sensitivity analysis as of the date indicated.

Interest Sensitivity Analysis

	December 31, 2001				
	Under Three Months	3 Months through 6 Months	6 Months through 1 Year	1 Year through 5 Years	Over 5 years
			(In Thousands)		
ASSETS:					
Loans receivable	$ 50,305	$ 9,657	$ 17,086	$ 123,949	$ 46,993
Securities	9,541	3,681	13,107	34,261	8,954
Federal funds sold	9,429	—	—	—	—
Interest-earning deposits with banks	814	—	—	—	—
FHLB Stock	—	—	—	—	1,368
Total Interest-Earning Assets	$ 70,089	$ 13,338	$ 30,193	$ 158,210	$ 57,315
LIABILITIES:					
NOW and Super NOW	$ 19,477	$ —	$ —	$ —	$ 36,173
Money market	23,538	—	—	—	2,615
Savings	7,547	—	—	9,226	25,159
Time deposits	21,709	21,568	23,814	23,012	—
Securities sold under agreement to repurchase	8,710	—	—	—	—
Long-term debt	147	148	303	16,307	7,444
Total Interest-Bearing Liabilities	$ 81,128	$ 21,716	$ 24,117	$ 48,545	$ 71,391
Interest sensitivity gap	$ (11,039)	$ (8,378)	$ 6,076	$ 109,665	$ (14,076)
Cumulative sensitivity gap	$ (11,039)	$ (19,417)	$ (13,341)	$ 96,324	$ 82,248
As of December 31, 2000					
Interest sensitivity gap	$ (4,526)	$ (8,376)	$ 517	$ 105,310	$ (18,649)
Cumulative sensitivity gap	$ (4,526)	$ (12,902)	$ (12,385)	$ 92,925	$ 74,276

The Interest Sensitivity Analysis includes certain assumptions on the re-pricing of NOW and savings accounts. Generally, these accounts are less sensitive to interest rate changes and are part of Peoples' core deposits. As a result, management has estimated that 90% of money market accounts, 35% of NOW accounts and 18% of savings accounts are the most interest rate sensitive, thereby placing them in the "Under 3 Month" category, placing an additional 22% of savings in the "1 Year through 5 Years" category and placing the remainder in the "Over 5 Years" category.

As indicated in the Interest Sensitivity Analysis for December 31, 2001, Peoples' cumulative one year gap was a negative $13,341,000, which means liabilities will reprice faster than assets. Because of the extent to which rates have declined in 2001, Peoples has become more sensitive to future rate declines and expects added compression of the net interest margin. Currently, Peoples has 34.6% of its deposits in NOW and savings accounts, which it considers core deposits, and which normally carry lower rates relative to other types of deposits. Because of this, these accounts have historically contributed significantly to the net interest margin. However, there is an ultimate floor to which the rates on these accounts can fall. Under current conditions, the inability to further decrease these deposit rates while loan and other earning asset rates could continue to drop and re-price at lower rates could result in further compression of the net interest margin. The added risk in this rate environment, along with being liability sensitive, is that, as the rates on the core deposits bottom-out, investors could migrate to other types of accounts paying higher rates.

Financial simulation is another tool to monitor interest rate risk. Simulation presents a picture of the effect interest rate changes have on net interest income. Assumptions and estimates are used in the preparation of the simulation and actual values may differ from those presented. The simulation for 2001 included a change in the assumptions in which the rates on NOW and savings accounts would change only 25 basis points and rates on money market accounts would only change 50 basis points in a +/-200 basis point rate shock. In addition, these simulations do not portray other actions management might take in response to changes in market rates. The following is an analysis of possible changes in Peoples' net interest income, for a +/- 200 basis point rate shock over a one year period compared to a flat or unchanged rate scenario.

Change in interest rates	2000 Percent Change in Net Interest Income	2001 Percent Change in Net Interest Income
+ 200 basis points	-2.9%	1.1%
Flat rate	0.0%	0.0%
- 200 basis points	1.0%	-1.4%

The percent change is obtained by dividing the increase or decrease in net interest income for the applicable year following application of the rate shock analysis by the total net interest income for such year. The net interest income at risk position reflected in the chart is within the guidelines set by Peoples' asset/liability policy. For 2001, an increase of 200 basis points could result in a 1.1% increase in net interest income, whereas, a 200 basis point decrease could result in a 1.4% decrease in net interest income.

The drop in the Federal Reserve Bank's discount and federal funds rates by 475 basis points during 2001 actually put to the test Peoples' ability to effectively manage its interest rate sensitivity. Throughout the year, Peoples was able to effectively manage its net interest margin. As a result, the net interest margin remained fairly stable starting at 4.71% for the month of December 2000, compared to 4.71% for the year 2001 and ending at 4.66% for the month of December 2001.

Liquidity and Capital Resources

Liquidity represents Peoples' ability to efficiently manage cash flows to support customers' loan demand, withdrawals by depositors, the payment of operating expenses, as well as the ability to take advantage of business and investment opportunities as they arise. Liquidity is essential to compensate for fluctuations in the balance sheet and provide funds for growth.

The primary source of liquidity is Peoples' growing core deposit base. A loyal customer base and a strong capital position provide a stable foundation from which to work. The stability of the core deposits is reflected in a comparison of year-end balances to yearly averages. Core deposits at year-end 2001 totaled $260,041,000 and averaged $248,487,000 for the year, this is consistent with the increase in deposits for the year. Likewise, year-end 2000 core deposits totaled $246,682,000 and averaged $225,776,000 for the year.

Other sources of liquidity are available from investments in federal funds sold and interest bearing balances from the Federal Home Loan Bank, which combined totaled $10,243,000 at year-end 2001 and securities maturing in one year or less, which totaled $10,250,000 at year-end 2001. These sources provide Peoples with adequate resources to meet its short-term liquidity requirements. Longer term liquidity needs might be met by selling securities available-for-sale, which would include 95.9% of the securities portfolio, selling loans or raising additional capital. In addition, Peoples has established federal funds lines of credit with other commercial banks and with the Federal Home Loan Bank of Pittsburgh, which is a reliable source for short and long-term funds.

Peoples' loan to deposit ratio for 2001 was maintained at an average of 87.2% and ended the year at 89.3% compared to an average of 89.2% in 2000, ending the year at 84.5%. The average loan to deposit ratio was 84.4% in 1999.

Peoples' financial statements do not reflect various commitments that are made in the normal course of business, which may involve some liquidity risk. These commitments consist mainly of unfunded loans and letters of credit made under the same standards as on-balance sheet instruments. Unused commitments, at December 31, 2001 totaled $51,135,000. This consisted of $17,613,000 in commercial real estate, construction, and land development loans, $5,186,000 in home equity lines of credit, $4,688,000 in standby letters of credit and the remainder in other unused commitments. Because these instruments have fixed maturity dates, and because many of them will expire without being drawn upon, they do not generally present any significant liquidity risk to Peoples.

Management believes that any amounts actually drawn upon can be funded in the normal course of operations. Peoples has no investment in or financial relationship with any unconsolidated entities that are reasonably likely to have a material effect on liquidity or the availability of capital resources.

The following table represents Peoples' aggregate on and off balance sheet contractual obligations to make future payments.

Contractual Obligations

	December 31, 2001									
		Less Than 1 Year		1-3 Years		4-5 Years		Over 5 Years		Total
					(In Thousands)					
Time Deposits	$	67,091	$	15,676	$	7,336	$	—	$	90,103
Long-term debt		398		869		4,034		19,048		24,349
Operating Leases		265		411		375		2,353		3,404
Total	$	67,754	$	16,956	$	11,745	$	21,401	$	117,856

Peoples is not aware of any known trends or any known demands, commitments, events or uncertainties, which would result in any material increase or decrease in liquidity.

The greater the capital resources, the more likely Peoples will be able to meet its cash obligations and unforeseen expenses. Peoples' strong capital position has resulted from the sale of stock and retained earnings. The dividend payout ratio was 34.9% in 2001, compared to 34.4% and 30.2% in years 2000 and 1999, respectively. Stockholders' equity at the end of 2001 totaled $43,642,000, an increase of $2,438,000 or 5.9% over year-end 2000. The increase was a result of net income supplemented with a $537,000 unrealized gain on securities available-for-sale, net of taxes, and reduced by the dividend payout of $1,478,000 and $857,000 in treasury stock purchases. Likewise, stockholders' equity at the end of 2000 totaled $41,204,000, an increase of $3,025,000 or 7.9% over year-end 1999. The increase was a result of net income supplemented with a $456,000 unrealized gain on securities available-for-sale, net of taxes, reduced by the dividend payout of $1,397,000 and $228,000 in treasury stock purchases.

During 2001, Peoples repurchased shares of its stock under two separate plans approved by its Board of Directors. The Board of Directors approved the first plan on October 13, 2000, for the repurchase of up to $1,000,000 in Peoples stock. This plan was originally to terminate April 2001, but was granted an extension by the Board to October 2002. As of December 31, 2001, this plan had reached its limit of 51,081 shares repurchased at a cost of $999,991.

The second plan, the Board approved in November 2001 for the repurchase of $1,000,000 in Peoples stock with a termination date of October 2002. Under this plan 3,992 shares have been repurchased at a cost of $84,830 through December 31, 2001.

The following table sets forth Peoples' capital ratios as of the dates indicated.

Capital Ratios

	December 31,					
		2001		2000		1999
				(In Thousands)		
Tier I capital						
Total stockholders' equity	$	42,983	$	41,082	$	38,513
Tier II capital						
Allowance for loan losses (1)		3,353		2,919		2,617
Total risk-based capital	$	46,336	$	44,001	$	41,130
Risk adjusted assets (including off-balance sheet exposure)	$	267,422	$	232,553	$	208,649
Capital Ratios	Bank(2)	Peoples				
Leverage	9.96%	12.05%		12.59%		13.26%
Tier I Risk-Based Capital	13.12%	16.07%		17.67%		18.46%
Total Risk-Based Capital	14.37%	17.33%		18.92%		19.71%

(1) *Allowance for loan losses is limited to the lesser of the balance of the allowance for loan losses or 1.25% of risk-adjusted assets for Tier II Capital calculations.*

(2) *At December 31, 2000, Peoples' ratios did not differ significantly from the Bank's ratios. The ratios at December 31, 1999 are the Bank's as Peoples was organized in 2000.*

Peoples had a leverage ratio of 12.05%, a Tier I capital to risk-based assets ratio of 16.07%, and a total capital to risk-based assets ratio of 17.33% at year-end 2001. These ratios exceed the federal regulatory minimum requirements for a "well capitalized" bank. The minimum regulatory requirements of a "well capitalized bank" for the leverage ratio, Tier I and total risk-based capital ratios are 5.00%, 6.00% and 10.00%, respectively.

Peoples is not under any agreement with the regulatory authorities nor is it aware of any current recommendations by the regulatory authorities, that if implemented would have a material effect on Peoples' capital, liquidity or its operations.

Inflation

The impact of inflation upon banks differs from the impact upon non-banks. The majority of assets and liabilities of a bank are monetary in nature and therefore change with movements in interest rates. The exact impact of inflation on Peoples is difficult to measure. Inflation may cause operating expenses to increase at a rate not matched by increased earnings. Inflation may also affect the borrowing needs of consumers, thereby affecting growth of Peoples' assets. Inflation may also affect the general level of interest rates, which could have an effect on Peoples' profitability. However, as discussed previously, Peoples strives to manage its interest sensitive assets and liabilities offsetting the effects of inflation.

Market for Peoples' Common Stock

The authorized capital stock of Peoples consists of 10,000,000 shares of common stock, par value $1.00 per share, of which 2,998,135 shares were outstanding as of January 31, 2002. There were approximately 740 stockholders of record as of January 31, 2002. Peoples common stock is not listed or traded on a recognized securities exchange. Peoples common stock is traded in the over-the-counter market under the symbol PPFR and trading in Peoples common stock is limited in volume.

The following table sets forth the high and low prices for Peoples common stock for each quarterly period for the last two years. Prices prior to July 27, 2000 are those of the Bank. Prices for the sale of stock are based upon transactions reported by the brokerage firm of F. J. Morrissey & Co. Inc. The quoted high and low bid prices are limited to those transactions known by management to have occurred and there may, in fact, have been additional transactions of which management is unaware.

	2001		2000	
	High	Low	High	Low
First Quarter	$20.25	$17.25	$26.75	$25.00
Second Quarter	$21.00	$19.25	$24.75	$18.00
Third Quarter	$22.00	$20.25	$19.00	$15.50
Fourth Quarter	$22.75	$20.50	$18.50	$15.00

Holders of shares of common stock are entitled to receive such dividends when, as and if declared by Peoples' Board of Directors, out of funds legally available for that purpose. Dividends payable by the Bank to Peoples are the primary source of funds for the payment of dividends on Peoples' stock. Under Pennsylvania banking law, a restriction is placed on the availability of the Bank's surplus for payment of dividends.

Peoples and the Bank have paid quarterly cash dividends on its common stock since 1988. The following sets forth the cash dividends declared per share on Peoples' (or the Bank's) common stock during the two years ended December 31, 2001.

	Per-Share Dividend	
	2001	2000
First Quarter	$0.12	$0.11
Second Quarter	$0.12	$0.11
Third Quarter	$0.12	$0.12
Fourth Quarter	$0.13	$0.12

Beard Miller Company LLP

Certified Public Accountants and Consultants

Independent Auditor's Report

To the Board of Directors and Stockholders
Peoples First, Inc.
Oxford, Pennsylvania

We have audited the accompanying consolidated balance sheets of Peoples First, Inc. and its subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Peoples First, Inc. and its subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Beard Miller Company LLP

Reading, Pennsylvania
January 11, 2002

Peoples First, Inc.
Consolidated Balance Sheets

	December 31, 2001	December 31, 2000
	(In Thousands)	
Assets		
Cash and due from banks	$ 11,391	$ 12,773
Interest-bearing deposits with banks	814	13,996
Federal funds sold	9,429	18,015
Securities available for sale, at fair value	66,699	48,746
Securities held to maturity, fair value 2001 $2,845; 2000 $2,929	2,845	2,929
Loans, net of allowance for loan losses 2001 $4,182; 2000 $3,922	247,990	221,862
Investment in FHLB stock, at cost	1,368	1,368
Bank premises and equipment, net	11,007	9,557
Accrued interest receivable and other assets	9,806	8,397
Total Assets	$ 361,349	$ 337,643
Liabilities and Stockholders' Equity		
Liabilities		
Deposits:		
Demand, non-interest bearing	$ 68,624	$ 61,194
NOW and Super NOW	55,650	52,467
Money market funds	26,153	20,371
Savings	41,932	43,997
Time	90,103	89,059
Total Deposits	282,462	267,088
Securities sold under agreements to repurchase	8,710	6,700
Long-term debt	24,349	19,756
Accrued interest payable and other liabilities	2,186	2,895
Total Liabilities	317,707	296,439
Stockholders' Equity		
Common stock, par value $1.00 per share; authorized 10,000,000 shares; issued 3,053,208 shares	3,053	3,053
Surplus	16,172	16,172
Retained earnings	24,843	22,085
Accumulated other comprehensive income	659	122
Treasury stock, at cost 2001 55,073 shares; 2000 13,161 shares	(1,085)	(228)
Total Stockholders' Equity	43,642	41,204
Total Liabilities and Stockholders' Equity	$ 361,349	$ 337,643

See notes to consolidated financial statements.

Peoples First, Inc.

Consolidated Statements of Income

	Years Ended December 31,		
	2001	2000	1999
	(In Thousands, Except per Share Data)		
Interest Income			
Loans receivable, including fees	$ 19,153	$ 19,045	$ 15,965
Securities:			
Taxable	2,428	2,395	2,091
Tax-exempt	714	547	582
Other	1,135	1,482	1,178
Total Interest Income	23,430	23,469	19,816
Interest Expense			
Deposits	7,641	8,053	6,045
Short-term borrowings	189	267	159
Long-term debt	1,237	1,198	793
Total Interest Expense	9,067	9,518	6,997
Net Interest Income	14,363	13,951	12,819
Provision for Loan Losses	330	465	451
Net Interest Income after Provision for Loan Losses	14,033	13,486	12,368
Other Income			
Service charges on deposit accounts	1,338	1,175	1,077
Income from fiduciary activities	539	474	414
Mortgage banking activities	476	186	135
Other income	1,005	925	623
Impairment of securities	—	(326)	—
Investment management fees	749	808	—
Total Other Income	4,107	3,242	2,249
Other Expenses			
Salaries and wages	7,525	6,536	5,054
Occupancy	878	683	536
Furniture and equipment	615	574	438
Communications and supplies	689	646	523
Professional fees	343	417	203
Taxes, other than income	371	333	303
Other	2,013	1,912	1,689
Total Other Expenses	12,434	11,101	8,746
Income before Income Taxes	5,706	5,627	5,871
Income Tax Expense	1,470	1,565	1,704
Net Income	$ 4,236	$ 4,062	$ 4,167
Basic Earnings per Share	$ 1.40	$ 1.33	$ 1.39
Weighted Average Number of Shares Outstanding	3,022	3,052	2,996

See notes to consolidated financial statements.

Peoples First, Inc.
Consolidated Statements of Stockholders' Equity

	Common Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
			(In Thousands)			
Balance - December 31, 1998	$ 2,996	$16,197	$16,411	$ 448	$ —	$36,052
Comprehensive income:						
Net income	—	—	4,167	—	—	4,167
Net change in unrealized gains (losses) on securities available for sale, net of taxes	—	—	—	(782)	—	(782)
Total Comprehensive Income	—	—	—	—	—	3,385
Cash dividends declared, $.42 per share	—	—	(1,258)	—	—	(1,258)
Balance - December 31, 1999	2,996	16,197	19,320	(334)	—	38,179
Comprehensive income:						
Net income	—	—	4,062	—	—	4,062
Net change in unrealized gains (losses) on securities available for sale, net of taxes	—	—	—	456	—	456
Total Comprehensive Income						4,518
Cash dividends declared, $.46 per share	—	—	(1,397)	—	—	(1,397)
Common stock issued in acquisition	57	(25)	100	—	—	132
Purchase of treasury stock	—	—	—	—	(228)	(228)
Balance - December 31, 2000	3,053	16,172	22,085	122	(228)	41,204
Comprehensive income:						
Net income	—	—	4,236	—	—	4,236
Net change in unrealized gains (losses) on securities available for sale, net of taxes	—	—	—	537	—	537
Total Comprehensive Income						4,773
Cash dividends declared, $.49 per share	—	—	(1,478)	—	—	(1,478)
Purchase of treasury stock	—	—	—	—	(857)	(857)
Balance - December 31, 2001	$ 3,053	$16,172	$24,843	$ 659	$(1,085)	$43,642

See notes to consolidated financial statements.

Peoples First, Inc.
Consolidated Statements of Cash Flows

	Years Ended December 31,		
	2001	2000	1999
		(In Thousands)	
Cash Flows from Operating Activities			
Net income	$ 4,236	$ 4,062	$ 4,167
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	816	639	506
Net amortization (accretion) on securities	(54)	(13)	(5)
Impairment of securities	—	326	—
Provision for loan losses	330	465	451
Earnings on life insurance	(196)	(205)	(66)
Deferred income taxes	(74)	(325)	(145)
(Increase) in other assets	(1,601)	(894)	(276)
Increase (decrease) in other liabilities	(734)	620	(33)
Net Cash Provided by Operating Activities	2,723	4,675	4,599
Cash Flows from Investing Activities			
Net (increase) decrease in interest bearing deposits with banks	13,182	(9,780)	8,349
Net (increase) decrease in federal funds sold	8,586	(16,920)	12,814
Securities available for sale:			
Proceeds from maturities	27,935	14,117	12,605
Purchases	(45,021)	(18,593)	(13,028)
Securities held to maturity, proceeds from maturities	85	75	460
Net increase in loans receivable	(26,458)	(18,083)	(34,912)
Purchase of premises and equipment	(2,081)	(4,101)	(951)
Purchase of life insurance	—	—	(3,500)
Net Cash Used in Investing Activities	(23,772)	(53,285)	(18,163)
Cash Flows from Financing Activities			
Net increase in non-interest bearing demand, NOW, Super NOW, money market funds and savings deposits	14,330	29,986	11,741
Net increase in time deposits	1,044	5,873	5,790
Proceeds from long-term debt	5,000	8,000	6,500
Repayments on long-term debt	(407)	(4,354)	(309)
Net increase in securities sold under agreements to repurchase	2,010	1,950	1,190
Dividends paid	(1,453)	(1,361)	(1,228)
Purchase of treasury stock	(857)	(228)	—
Net Cash Provided by Financing Activities	19,667	39,866	23,684
Net Increase (Decrease) in Cash and Due from Banks	(1,382)	(8,744)	10,120
Cash and Due from Banks - Beginning	12,773	21,517	11,397
Cash and Due from Banks - Ending	$ 11,391	$ 12,773	$ 21,517
SUPPLEMENTARY CASH FLOWS INFORMATION			
Interest paid	$ 9,340	$ 9,224	$ 6,987
Income taxes paid	$ 1,545	$ 2,148	$ 1,888

See notes to consolidated financial statements.

Note 1 - Nature of Operations and Basis of Presentation

The consolidated financial statements include the accounts of Peoples First, Inc. and its wholly-owned subsidiary, The Peoples Bank of Oxford (Bank) and its subsidiary (collectively "Peoples"). All material intercompany transactions have been eliminated. Peoples First, Inc. was formed July 27, 2000 and is subject to regulation of the Federal Reserve Bank.

Peoples First, Inc. is a one-bank holding company headquartered in Oxford, Pennsylvania and provides full banking services, including trust services through its subsidiary. The Bank operates under a state bank charter and is subject to regulation of the Pennsylvania Department of Banking and the Federal Deposit Insurance Corporation. The areas served by the Bank are principally Chester County and southern Lancaster County, Pennsylvania.

On April 10, 2000, Peoples issued 56,918 shares of common stock, with a fair value of $1.4 million, to acquire all of the outstanding common stock of Wilmerding & Associates, Inc. ("Wilmerding"), an investment firm. Wilmerding is a wholly-owned subsidiary of the Bank and the transaction has been accounted for as a pooling of interests. Periods prior to January 1, 2000 have not been restated due to immateriality.

Note 2 - Summary of Accounting Policies

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Presentation of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents are defined as those accounts included in the balance sheet caption "Cash and due from banks."

Securities

Securities classified as available for sale are those securities that Peoples intends to hold for an indefinite period of time but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movement in interest rates, changes in maturity mix of Peoples' assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors. Securities available for sale are carried at fair value. Unrealized gains and losses are reported in other comprehensive income, net of the related deferred tax effect. Realized gains or losses, determined on the basis of the cost of the specific securities sold, are included in earnings. Premiums and discounts are recognized in interest income using a method which approximates the interest method over the period to maturity.

Bonds, notes and debentures for which Peoples has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date.

Federal law requires a member institution of the Federal Home Loan Bank system to hold stock of its district Federal Home Loan Bank according to a predetermined formula. The stock is carried at cost.

Note 2 - Summary of Accounting Policies (Continued)

Loans Receivable

Loans generally are stated at their outstanding unpaid principal balances, net of an allowance for loan losses and any deferred fees or costs. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the yield (interest income) of the related loans. Peoples is generally amortizing those amounts over the contractual life of the loan.

The accrual of interest is discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectibility of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for loan losses. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management's judgment as to the collectibility of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

Allowance for Loan Losses

The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management's periodic evaluation of the adequacy of the allowance is based on Peoples' past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions, and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant change, including the amounts and timing of future cash flows expected to be received on impaired loans.

A loan is considered impaired when, based on current information and events, it is probable that Peoples will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, Peoples does not separately identify individual consumer and residential mortgage loans for impairment disclosures.

Note 2 - Summary of Accounting Policies (Continued)

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation expense is calculated principally on the straight-line method over the respective assets estimated useful lives.

Advertising Costs

Peoples follows the policy of charging the costs of advertising to expense as incurred. Advertising expense was $270,000, $286,000 and $250,000 in 2001, 2000 and 1999, respectively.

Income Taxes

Deferred income tax assets and liabilities are determined based on the differences between financial statement carrying amounts and the tax basis of existing assets and liabilities. These differences are measured at the enacted tax rates that will be in effect when these differences reverse. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Earnings per Common Share

Peoples has a simple capital structure. Basic earnings per share represents income available to common stockholders divided by the weighted average number of common shares outstanding during the period.

Off-Balance Sheet Financial Instruments

In the ordinary course of business, Peoples has entered into off-balance sheet financial instruments consisting of commitments to extend credit, letters of credit and commitments to sell loans. Such financial instruments are recorded in the balance sheets when they become receivable or payable.

Trust Assets

Assets held by Peoples in a fiduciary capacity for customers are not included in the financial statements since such items are not assets of Peoples. Trust income is reported on the accrual method.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

The components of other comprehensive income (loss) and related tax effects are as follows:

	Years Ended December 31,		
	2001	2000	1999
		(In Thousands)	
Unrealized holding gains (losses) on available for sale securities	$ 813	$ 690	$ (1,184)
Reclassification adjustment for gains realized in income	—	—	—
Net Unrealized Gains (Losses)	813	690	(1,184)
Income tax effect	(276)	(234)	402
Net of Tax Amount	$ 537	$ 456	$ (782)

Note 2 - Summary of Accounting Policies (Continued)

Segment Reporting

Peoples acts as an independent community financial service provider and offers traditional banking and related financial services to individual, business and government customers. Through its branch and automated teller machine network, the Bank offers a full array of commercial and retail financial services, including the taking of time, savings and demand deposits; the making of commercial, consumer and mortgage loans; and the providing of safe deposit services. Peoples also performs personal, corporate, pension and fiduciary services through its Trust Department.

Management does not separately allocate expenses, including the cost of funding loan demand, between the commercial, retail, mortgage banking and trust operations of Peoples. As such, discrete information is not available and segment reporting would not be meaningful.

The operations of Wilmerding, the Bank's investment management subsidiary, are not material to the consolidated financial statements.

Reclassifications

Certain items in the 2000 financial statements have been reclassified to conform to the 2001 financial statement presentation format. These reclassifications had no effect on net income.

Recently Issued Accounting Standards

In June 1998, the Financial Accounting Standards Board issued Statement No. 133, (as amended by Statement Nos. 137 and 138), "Accounting for Derivative Instruments and Hedging Activities." This Statement and its amendments establish accounting and reporting standards for derivative instruments and hedging activities, including certain derivative instruments embedded in other contracts, and requires that an entity recognize all derivatives as assets or liabilities in the balance sheet and measure them at fair value. The Statement requires that changes in the fair value of derivatives be recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. Peoples adopted the Statement on January 1, 2001. The adoption of the Statement did not have a significant impact on the financial condition or results of operations of Peoples.

In September 2000, the Financial Accounting Standards Board issued Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This Statement replaces SFAS No. 125 of the same name. It revises the standards of securitizations and other transfers of financial assets and collateral and requires certain disclosures, but carries over most of the provisions of SFAS No. 125 without reconsideration. SFAS No. 140 was effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The Statement was effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The adoption of the Statement did not have a significant impact on the financial condition or results of operations on Peoples.

In June of 2001, the Financial Accounting Standards Board issued Statement No. 141, "Business Combinations," and Statement No. 142, "Goodwill and Other Intangible Assets."

Statement No. 141 requires all business combinations to be accounted for using the purchase method of accounting as use of the pooling-of-interests method is prohibited. In addition, this Statement requires that negative goodwill that exists after the basis of certain acquired assets is reduced to zero should be recognized as an extraordinary gain. The provisions of this Statement apply to all business combinations initiated after June 30, 2001.

Note 2 - Summary of Accounting Policies (Continued)

Recently Issued Accounting Standards (Continued)

Statement No. 142 prescribes that goodwill associated with a business combination and intangible assets with an indefinite useful life should not be amortized but should be tested for impairment at least annually. The Statement requires intangibles that are separable from goodwill and that have a determinable useful life to be amortized over the determinable useful life. The provisions of this Statement will become effective for Peoples in January of 2002. Upon adoption of this Statement, goodwill and other intangible assets arising from acquisitions completed before July 1, 2001 should be accounted for in accordance with the provisions of this Statement. At December 31, 2001, Peoples had no goodwill or intangible assets on its balance sheet.

In July of 2001, the Financial Accounting Standards Board issued Statement No. 143, "Accounting for Asset Retirement Obligations," which addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. This Statement will become effective for Peoples on January 1, 2003.

In August of 2001, the Financial Accounting Standards Board issued Statement No. 144, "Accounting for the Impairment of or Disposal of Long-Lived Assets." This Statement supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions for the Disposal of a Segment of a Business." This Statement also amends ARB No. 51, "Consolidated Financial Statements." The provisions of this Statement will be effective for Peoples on January 1, 2002.

Adoption of these statements is not expected to have a material impact on Peoples' financial condition or results of operations.

Note 3 - Securities

The amortized cost and fair value of securities were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In Thousands)		
December 31, 2001:				
Available for Sale:				
U.S. Treasury securities	$ 20,986	$ 532	$ 36	$ 21,482
U.S. Government agencies	27,982	263	24	28,221
States and political subdivisions	12,542	148	22	12,668
Corporate securities	4,192	136	—	4,328
Total	$ 65,702	$ 1,079	$ 82	$ 66,699
Held to Maturity:				
States and political subdivisions	$ 2,845	$ —	$ —	$ 2,845
December 31, 2000:				
Available for Sale:				
U.S. Treasury securities	$ 24,697	$ 177	$ 16	$ 24,858
U.S. Government agencies	11,842	19	38	11,823
States and political subdivisions	6,788	25	8	6,805
Corporate securities	5,235	38	13	5,260
Total	$ 48,562	$ 259	$ 75	$ 48,746
Held to Maturity:				
States and political subdivisions	$ 2,929	$ —	$ —	$ 2,929

There were no sales of securities during the years ended December 31, 2001, 2000 and 1999. During the year ended December 31, 2000, Peoples wrote down a security to its fair value which it deemed to be other than temporarily impaired by $326,000. The tax benefit applicable to this writedown was $111,000.

Securities with an amortized cost of $41,518,000 and $32,716,000 at December 31, 2001 and 2000, respectively, were pledged to secure public deposits, securities sold under agreements to repurchase and for other purposes as required or permitted by law.

Note 3 - Securities (Continued)

The amortized cost and fair value of securities as of December 31, 2001, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities or call dates because borrowers may have the right to prepay obligations with or without call or prepayment penalties.

	Available for Sale		*Held to Maturity*	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In Thousands)			
Due in one year or less	$ 10,024	$ 10,250	$ —	$ —
Due after one year through five years	40,170	40,795	—	—
Due after five years through ten years	13,508	13,596	—	—
Due after ten years	2,000	2,058	2,845	2,845
	$ 65,702	$ 66,699	$ 2,845	$ 2,845

Note 4 - Loans Receivable and Allowance for Loan Losses

The components of loans receivable at December 31 were as follows:

	2001	2000
	(In Thousands)	
Commercial, financial and agricultural	$ 43,149	$ 32,239
Real estate, construction	8,513	10,667
Real estate, mortgage	191,544	173,124
Installment loans to individuals	9,645	10,378
	252,851	226,408
Deferred fees, net	(679)	(624)
Allowance for loan losses	(4,182)	(3,922)
	$ 247,990	$ 221,862

The following table presents changes in the allowance for loan losses:

	Years Ended December 31,		
	2001	2000	1999
		(In Thousands)	
Balance, beginning	$ 3,922	$ 3,343	$ 2,965
Provision for loan losses	330	465	451
Recoveries	41	177	62
Loans charged off	(111)	(63)	(135)
Balance, ending	$ 4,182	$ 3,922	$ 3,343

Note 4 - Loans Receivable and Allowance for Loan Losses (Continued)

The recorded investment in impaired loans, not requiring an allowance for loan losses was $-0- and $140,000 at December 31, 2001 and 2000, respectively. The recorded investment in impaired loans requiring an allowance for loan losses was $2,976,000 and $313,000 at December 31, 2001 and 2000, respectively. The related allowance for loan losses associated with these loans was $445,000 and $49,000 at December 31, 2001 and 2000, respectively. For the years ended December 31, 2001, 2000 and 1999, the average recorded investment in these impaired loans was $3,158,000, $522,000 and $1,134,000, respectively. The interest income recognized, representing cash collected, on these impaired loans was $67,000, $25,000 and $13,000 in 2001, 2000 and 1999, respectively.

Note 5 - Premises and Equipment

Components of premises and equipment at December 31 are as follows:

	2001	2000
	(In Thousands)	
Land	$ 1,008	$ 1,008
Buildings and improvements	8,863	7,525
Furniture and equipment	3,360	2,755
Construction in progress	1,218	1,115
	14,449	12,403
Accumulated depreciation	(3,442)	(2,846)
	$ 11,007	$ 9,557

Peoples leases land and office space under various operating leases. The leases expire in 2003 through 2021. All leases provide for various renewal options. The minimum rental commitments under the leases are as follows (in thousands):

Year ended December 31:	
2002	$ 265
2003	225
2004	186
2005	185
2006	190
2007 and thereafter	2,353
	$ 3,404

Rental expense was $214,000, $203,000 and $102,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

Note 6 - Deposits

Aggregate time deposits in denominations of $100,000 or more were $22,421,000 at December 31, 2001 and $20,406,000 at December 31, 2000.

At December 31, 2001, the scheduled maturities of time deposits are as follows (in thousands):

2002	$ 67,091
2003	12,815
2004	2,861
2005	5,439
2006	1,897
	$ 90,103

Note 7 - Borrowings

Information concerning securities sold under agreements to repurchase is summarized as follows:

	Years Ended December 31,	
	2001	2000
	(In Thousands)	
Average balance during the year	$ 7,803	$ 5,580
Average interest rate during the year	2.42%	4.78%
Maximum month-end balance during the year	$ 12,085	$ 8,115

Securities sold under agreements to repurchase which are classified as secured borrowings, generally mature within one day from the transaction date. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. The securities underlying the agreements were under Peoples' control. Peoples monitors the fair value of the underlying securities on a daily basis.

Long-term debt consists of loans from the Federal Home Loan Bank of Pittsburgh (FHLB). These loans are primarily fixed rate loans. Approximately $7.8 million of the loans have scheduled monthly principal and interest payments. $16.5 million are payable in full at maturity. The weighted-average interest rate on these borrowings is 5.83% and scheduled maturities are as follows (in thousands):

2002	$ 398
2003	422
2004	447
2005	1,097
2006	2,937
Thereafter	19,048
	$ 24,349

The Bank has a maximum borrowing capacity with the FHLB of approximately $87,744,000, of which $24,349,000 was outstanding at December 31, 2001. Advances from the Federal Home Loan Bank are secured by qualifying assets of the Bank.

Note 8 - Pension Plan

Peoples has a 401(k) plan covering substantially all employees. Peoples matches the amount an employee has deducted from the employee's pay up to a maximum of 6% of the employee's gross pay. Additional discretionary contributions are determined annually by the Board of Directors. Peoples' contributions are expensed as the cost is incurred, funded currently, and amounted to $372,000 in 2001, $358,000 in 2000 and $321,000 in 1999, including additional discretionary contributions of $80,000, $90,000 and $80,000, respectively.

Note 9 - Income Taxes

The components of the provision for federal income taxes are as follows:

	Years Ended December 31,		
	2001	2000	1999
		(In Thousands)	
Current	$ 1,544	$ 1,890	$ 1,849
Deferred	(74)	(325)	(145)
	$ 1,470	$ 1,565	$ 1,704

Income tax expense of Peoples is less than the amounts computed by applying statutory federal income tax rates to income before income taxes because of the following:

	Percentage of Income before Income Taxes		
	Years Ended December 31,		
	2001	2000	1999
Tax at statutory rates	34.0%	34.0%	34.0%
Tax exempt interest income, net of interest expense disallowance	(6.7)	(5.1)	(4.8)
Earnings on life insurance	(1.2)	(1.2)	(0.4)
Other	(0.3)	0.1	0.2
Effective Tax Rates	25.8%	27.8%	29.0%

Note 9 - Income Taxes (Continued)

The components of the deferred tax assets and liabilities are as follows at December 31:

	2001	2000
	(In Thousands)	
Deferred tax assets:		
Allowance for loan losses	$ 1,295	$ 1,206
Impairment of securities	111	111
Other	133	110
Total Deferred Tax Assets	1,539	1,427
Deferred tax liabilities:		
Accumulated depreciation	260	219
Accretion on securities	18	21
Unrealized gains on securities available for sale	339	63
Total Deferred Tax Liabilities	617	303
Net Deferred Tax Asset	$ 922	$ 1,124

Note 10 - Transactions with Executive Officers and Directors

Certain directors and executive officers of Peoples, their families and their affiliates are customers of the Bank. Any transactions with such parties, including loans and commitments, were in the ordinary course of business at normal terms, including interest rates and collateralization, prevailing at the time and did not represent more than normal risks. At December 31, 2001 and 2000, such loans amounted to $3,774,000 and $3,364,000, respectively. During 2001, new loans to such related parties totaled $617,000 and repayments aggregated $207,000.

Note 11 - Stock Option Plan

During 2001, Peoples' stockholders approved a stock option plan for key employees, officers and non-employee directors of Peoples. Under the Plan, the Board of Directors, at its discretion, is authorized to grant options to purchase up to 200,000 shares of Peoples' common stock. As of December 31, 2001, no options have been granted under the plan.

Note 12 - Regulatory Matters and Stockholders' Equity

Peoples and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on Peoples' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Peoples must meet specific capital guidelines that involve quantitative measures of Peoples' assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Peoples' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require Peoples to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2001, that Peoples meets all capital adequacy requirements to which it is subject.

As of December 31, 2001, the most recent notification from the federal regulatory agencies has categorized Peoples and the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed Peoples' or the Bank's category.

Peoples and the Bank's actual capital amounts and ratios are also presented in the table:

	Actual		For Capital Adequacy Purposes		To be Well Capitalized under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in Thousands)			
As of December 31, 2001:						
Total capital (to risk-weighted assets):						
Bank	$38,057	14.37%	$≥21,181	≥8.00%	$≥26,477	≥10.00%
Peoples	46,336	17.33	≥21,394	≥8.00	≥26,742	≥10.00
Tier I capital (to risk-weighted assets):						
Bank	34,737	13.12	≥10,591	≥4.00	≥15,886	≥ 6.00
Peoples	42,983	16.07	≥10,697	≥4.00	≥16,045	≥ 6.00
Tier I capital (to average assets):						
Bank	34,737	9.96	≥13,949	≥4.00	≥17,436	≥ 5.00
Peoples	42,983	12.05	≥14,272	≥4.00	≥17,839	≥ 5.00
As of December 31, 2000:						
Total capital (to risk-weighted assets)	$ 43,976	18.91%	$≥18,603	≥8.00%	$ ≥23,254	≥10.00%
Tier I capital (to risk-weighted assets)	41,057	17.66	≥ 9,301	≥4.00	≥13,952	≥ 6.00
Tier I capital (to average assets)	41,057	12.59	≥13,048	≥4.00	≥16,311	≥ 5.00

At December 31, 2000, Peoples' ratios did not differ significantly from the Bank's ratios presented above.

Note 12 - Regulatory Matters and Stockholders' Equity (Continued)

The Bank is required to maintain average cash reserve balances in vault cash or with the Federal Reserve Bank. The amount of these restricted cash reserve balances with the Federal Reserve Bank at December 31, 2001 and 2000 was approximately $750,000.

Under Pennsylvania banking law, the Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. At December 31, 2001, $15,512,000 of the Bank's retained earnings were available for dividend declaration to Peoples without prior regulatory approval, subject to regulatory requirements discussed above. Under Federal Reserve regulations, the Bank is limited as to the amount it may lend affiliates, including Peoples First, Inc., unless such loans are collateralized by specified obligations.

Common stockholders may participate in a dividend reinvestment plan, which provides that additional shares of common stock may be purchased with reinvested dividends at prevailing market prices. To the extent that shares are not available in the Treasury or open market, Peoples has reserved 100,000 shares of common stock to be issued under the plan.

Note 13 - Off-Balance-Sheet Financial Instruments

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

A summary of the Bank's financial instrument commitments is as follows:

	December 31,	
	2001	2000
	(In Thousands)	
Commitments to extend credit:		
Loan origination commitments	$ 17,613	$ 12,531
Unused home equity lines of credit	5,186	3,925
Unused business lines of credit	23,648	17,845
	$ 46,447	$ 34,301
Stand-by letters of credit	$ 4,688	$ 5,870

Note 13 - Off-Balance-Sheet Financial Instruments (Continued)

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the customer and generally consists of real estate.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The Bank holds collateral, when deemed necessary, supporting those commitments.

Note 14 - Concentrations of Credit Risk

The Bank operates primarily in Chester County and southern Lancaster County, Pennsylvania and, accordingly, has extended credit primarily to commercial entities and individuals in this area whose ability to honor their contracts is influenced by the region's economy. These customers are also the primary depositors of the Bank. The loan portfolio is well diversified, however, extensions of credit to real estate investors and developers and the mushroom industry, comprise 17% and 11%, respectively, of the loan portfolio at December 31, 2001. The Bank is limited in extending credit by legal lending limits to any single borrower or group of borrowers.

Note 15 - Disclosures about Fair Value of Financial Instruments

Management uses its best judgment in estimating the fair value of Peoples' financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts Peoples could have realized in a sales transaction on the dates indicated. The estimated fair value amounts have been measured as of their respective year ends and have not been re-evaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year end.

The following information should not be interpreted as an estimate of the fair value of Peoples since a fair value calculation is only provided for a limited portion of Peoples' assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between Peoples' disclosures and those of other companies may not be meaningful. The following methods and assumptions were used to estimate the fair values of Peoples' financial instruments at December 31, 2001 and 2000:

- For cash and due from banks, interest-bearing deposits with banks and federal funds sold, the carrying amount is a reasonable estimate of fair value.
- For securities, fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Note 15 - Disclosures about Fair Value of Financial Instruments (Continued)

- The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.
- The fair value of the investment in FHLB stock is the carrying amount.
- The fair value of accrued interest receivable and accrued interest payable is the carrying amount.
- The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits for similar remaining maturities.
- The fair value of securities sold under agreements to repurchase approximate their carrying amount.
- The fair value of long-term debt is estimated by discounting future cash flows using current rates at which similar debt with similar maturities could be obtained from the FHLB.
- The fair value of commitments to extend credit and for outstanding letters of credit is estimated using the fees currently charged to enter into similar agreements.

The estimated fair value of Peoples' financial instruments were as follows:

	December 31, 2001		December 31, 2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)			
Financial assets:				
Cash and due from banks, interest-bearing deposits with banks and federal funds sold	$ 21,634	$ 21,634	$ 44,784	$ 44,784
Securities	69,544	69,544	51,675	51,675
Loans receivable, net	247,990	255,614	221,862	228,092
Investment in FHLB stock	1,368	1,368	1,368	1,368
Accrued interest receivable	1,756	1,756	2,008	2,008
Financial liabilities:				
Deposits	282,462	284,590	267,088	267,833
Securities sold under agreements to repurchase	8,710	8,710	6,700	6,700
Long-term debt	24,349	25,112	19,756	20,053
Accrued interest payable	1,026	1,026	1,299	1,299
Off-balance sheet financial instruments:				
Commitments to extend credit and outstanding letters of credit	—	—	—	—

NOTE 16 - PEOPLES FIRST, INC. (PARENT COMPANY ONLY) FINANCIAL INFORMATION

Balance Sheets

	December 31, 2001	December 31, 2000
	(In Thousands)	
Assets		
Cash	$ 69	$ 5
Securities available for sale	8,126	—
Investment in bank subsidiary	35,342	41,179
Other assets	509	385
	$ 44,046	$ 41,569
Liabilities and Stockholders' Equity		
Other liabilities	$ 404	$ 365
Stockholders' equity	43,642	41,204
	$ 44,046	$ 41,569

Statements of Income

	Year Ended December 31, 2001	For the Period July 27, 2000 to December 31, 2000
	(In Thousands)	
Dividends from bank subsidiary	$ 10,355	$ 1,033
Interest income on tax exempt securities	203	—
Equity in (excess of) undistributed earnings of bank subsidiary	(6,296)	475
Other expenses	(39)	(74)
Income before Income Taxes	4,223	1,434
Income tax benefit	13	25
Net Income	$ 4,236	$ 1,459

NOTE 16 - PEOPLES FIRST, INC. (PARENT COMPANY ONLY) FINANCIAL INFORMATION (CONTINUED)

Statements of Cash Flows

	Year Ended December 31, 2001	For the Period July 27, 2000 to December 31, 2000
	(In Thousands)	
Cash Flows from Operating Activities		
Net income	$ 4,236	$ 1,459
Amortization of securities premium (discount), net	4	—
Deferred income taxes	5	(20)
Excess of (equity in) undistributed earnings of bank subsidiary	6,296	(475)
(Increase) in other assets	(119)	(365)
Increase in other liabilities	1	—
Net cash provided by operating activities	10,423	599
Cash Flows from Investing Activities		
Purchases, securities available for sale	(8,049)	—
Cash Flows from Financing Activities		
Purchase of treasury stock	(857)	(228)
Cash dividends paid	(1,453)	(366)
Net cash used in financing activities	(2,310)	(594)
Increase in cash	64	5
Cash:		
Beginning	5	—
Ending	$ 69	$ 5

Peoples First
Corporate Headquarters

24 South Third Street
P.O. Box 500
Oxford, Pennsylvania, 19363-0500

610 932-9294
www.peoplesoxford.com

Stockholder Information

Stockholder Services

We are pleased to help individual investors with any matter concerning their Peoples First, Inc. Stock. You may write or call: Barbara P. Hill, Assistant Vice President & Trust Officer (610) 998-1566.

Dividend Calendar

Dividends on common shares, if approved by the Board of Directors, are customarily paid to shareholders of record as follows:

Record Dates	March 29, June 28, September 30, and December 31, 2002
Dividend Payable Dates	February 15, May 15, August 15, and November 15, 2002

Products & Services

For specific information on products and services offered by The Peoples Bank of Oxford please contact the branch office located nearest you or our Direct Banking Unit at (888) BANK-PBO or via the Internet at www.peoplesoxford.com.

Independent Auditors

Beard Miller Company LLP
P.O. Box 311
Reading, Pennsylvania 19603

Stock Listing

Peoples First, Inc.
Stock Symbol is PPFR.

Stock Transfers, Dividend Direct Deposit or Dividend Reinvestment

American Stock Transfer
and Trust Co.
59 Maiden Lane
New York, New York 10038
Isaac Kagan
(718) 921-8293 or (800) 937-5449

Peoples First, Inc. offers its shareholders a no-cost way in which to reinvest cash dividends or to have their cash dividends directly deposited into their checking or savings account at any financial institution participating in the Automated Clearing House (ACH) System. For additional information about these plans, contact American Stock Transfer at the above address.

Peoples First Corporate Headquarters

24 South Third Street • P.O. Box 500 • Oxford, Pennsylvania 19363-0500 • (610) 932-9294

Peoples Bank Locations

Oxford Main • 24 S. Third Street • Oxford, PA 19363 • (610) 932-9294
Oxford South • 2196 Baltimore Pike • Oxford, PA 19363 • (610) 932-5440
Avon Grove • 565 E. Baltimore Pike • Avondale, PA 19311 • (610) 268-3000
Longwood • 900 E. Baltimore Pike • Kennett Square, PA 19348 • (610) 444-2000
Jennersville • 103 Jennersville Road • West Grove, PA 19390 • (610) 869-8900
Jenners Pond • 2000 Greenbriar Lane • West Grove, PA 19390 • (610) 869-6709
West Kennett • 920 W. Cypress Street • Kennett Square, PA 19348 • (610) 444-1600
Rising Sun • 5 Maple Heights Lane • Rising Sun, MD 21911 • (410) 658-7000
Direct Banking Unit • 125 Peoples Drive • Oxford, PA 19363 • (610) 932-4100
Operations Center • 125 Peoples Drive • Oxford, PA 19363 • (610) 932-9294

Remote ATM Location • Kreider's Market

Peoples Bank of Oxford Subsidiary
Wilmerding & Associates, Inc. • 919 Conestoga Road • Rosemont, PA 19010 • (610) 520-0250

Peoples First
Corporate Headquarters

24 South Third Street
P.O. Box 500
Oxford, Pennsylvania, 19363-0500

610 932-9294
www.peoplesoxford.com